STOCK PURCHASE AGREEMENT

between

IMPAXX, INC.

as the Seller

and

CHESAPEAKE CORPORATION

as the Buyer

Dated as of August 2, 2005

**TABLE OF CONTENTS**

# TABLE OF DEFINED TERMS

# STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of August 2, 2005 (this "Agreement"), between IMPAXX, INC., a Delaware corporation (the "Seller"), and CHESAPEAKE CORPORATION, a Virginia corporation (the "Buyer").

## RECITALS

A.      The Seller owns 100% of the issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Impaxx Pharmaceutical Packaging Group, Inc., a New York corporation (the "Company").

B.      The Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Shares.

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

## AGREEMENT

## ARTICLE I
## PURCHASE AND SALE

Section 1.1.    Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver the Shares to the Buyer and the Buyer shall purchase the Shares from the Seller, for an aggregate purchase price (the "Purchase Price") equal to (i) sixty-five million dollars ($65,000,000), (ii) plus the Closing Date Cash Balance, (iii) plus the amount by which the Closing Date Working Capital exceeds the Baseline Working Capital, or minus the amount by which the Baseline Working Capital exceeds the Closing Date Working Capital, as the case may be, and (iv) minus the amount of all Indebtedness of the Company as of the Effective Time of Closing (other than Closing Date Dischargeable Indebtedness paid by Seller pursuant to Section 1.3(d) hereof).

Section 1.2.    Certain Actions to be Taken Prior to Closing.

(a)      Reserved

(b)      Immediately prior to the Effective Time of Closing, Seller shall cause the Company to repay, through contributions of capital by Seller to the Company, all outstanding intercompany debt payable to Seller and its Affiliates as of the Effective Time of Closing.

(c)      At or prior to Closing, Seller shall cause the Company to have released, removed or cancelled all of the Liens set forth in Section 1.2(c) of the Disclosure Schedule.

Section 1.3.    Closing.

(a)    The sale and purchase of the Shares shall take place at a closing (the "Closing") to be held at the offices of Gibson, Dunn & Crutcher LLP, 333 S. Grand Ave., Los Angeles, California, five Business Days after satisfaction of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time or place as the Seller and the Buyer may agree.  The day on which the Closing takes place is referred to as the "Closing Date." The transfer of the Shares shall be deemed to have occurred as of 12:01 a.m., Eastern Daylight Time, on the Closing Date (the "Effective Time of Closing").

(b)    Not later than three Business Days prior to the Closing, the Seller will in good faith estimate, on a reasonable basis using the Company's available financial information, the estimated Closing Date Cash Balance and the estimated Closing Date Working Capital and will provide the Buyer with a statement setting forth such estimates and an estimate of the Purchase Price to be paid for the Shares (the "Estimated Purchase Price").

(c)    At the Closing, (i) the Buyer shall deliver to the Seller, by wire transfer to a bank account designated in writing by the Seller to the Buyer (not later than two Business Days prior to the Closing Date), an amount equal to the Estimated Purchase Price, minus the Escrow Amount and minus the amount of the Henfling Payment (as defined in Section 1.3(e)), in immediately available funds in United States dollars, (ii) the Buyer shall deposit in escrow, pursuant to an Escrow Agreement substantially in the form of Exhibit 1.3(c) attached hereto, by wire transfer of immediately available funds to an account established at the Escrow Agent, the Escrow Amount, which amount will be disbursed by the Escrow Agent in accordance with Section 7.1(d) hereof and (iii) the Seller shall deliver or cause to be delivered to the Buyer certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed.

(d)    At the Closing, the Seller shall pay out of the Purchase Price being paid by the Buyer or out of funds other than those held by the Company the principal of, any accrued but unpaid interest on, and any prepayment penalties associated with, the Closing Date Dischargeable Indebtedness.

(e)    At the Closing, the Buyer shall deliver to the Company, by wire transfer, an amount equal to one million three hundred thousand dollars ($1,300,000) (the "Henfling Payment"), which the Company shall receive, on behalf of the Seller, in immediately available funds in United States dollars, and the Company shall pay to Robin Henfling, on behalf of the Seller, an amount equal to the Henfling Payment, less applicable tax withholdings, as satisfaction in full of all of the Seller's obligations under that certain Long Term Incentive Agreement, dated August 16, 2004, between Seller and Mr. Henfling.

(f)    At the Closing, the Buyer shall deliver to the Seller, by wire transfer to the same account designated by the Seller to receive the Estimated Purchase Price, an amount equal to $13,750 as reimbursement to the Seller in full for the cost of the Phase I Environmental Site Assessments for the real property at the Company's facilities conducted by ENSR Corporation.

Section 1.4.    Post-Closing Determination of Purchase Price.

(a)    Within 60 days after the Closing Date, the Buyer shall deliver to the Seller a statement setting forth the Company's Closing Date Working Capital and Closing Date Cash Balance (the "Preliminary Closing Statement") and a computation of the Purchase Price based thereon.  The Seller shall cause its employees and the employees of its Subsidiaries to assist the Buyer and its Representatives in the preparation of the Preliminary Closing Statement and final determination of the Final Closing Statement.

(b)    During the 20 Business Day period following the Seller's receipt of the Preliminary Closing Statement, the Buyer shall use its commercially reasonable efforts to provide the Seller and its Representatives with access to the working papers of Buyer and its Representatives used in preparing the Preliminary Closing Statement, and the Buyer shall cooperate with the Seller and its Representatives to provide them with any other information used in preparing the Preliminary Closing Statement reasonably requested by the Seller or its Representatives and that is reasonably available to the Buyer and shall provide the Seller and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company for purposes of reviewing such information.  The Preliminary Closing Statement shall become final and binding on the 20th Business Day following delivery thereof to the Seller unless, prior to the end of such period, the Seller delivers to the Buyer written notice of its disagreement (a "Notice of Disagreement") specifying in reasonable detail the nature and amount of any disputed item.  The Seller shall be deemed to have agreed with all items and amounts in the Preliminary Closing Statement not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 1.4(c).  Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts reflected on the Preliminary Closing Statement not being calculated in accordance with this Agreement.

(c)    During the ten Business Day period following delivery of a Notice of Disagreement by the Seller to the Buyer, the parties shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified therein.  During such ten Business Day period, the Seller shall use its commercially reasonable efforts to provide the Buyer and its Representatives with access to the working papers of the Seller and its Representatives relating to such Notice of Disagreement, and the Seller and its Subsidiaries and their Representatives shall cooperate with the Buyer and its Representatives to provide them with any other information used in preparation of such Notice of Disagreement reasonably requested by the Buyer or its Representatives.  Any disputed items resolved in writing between the Buyer and the Seller within such ten Business Day period shall be final and binding with respect to such items, and if the Seller and the Buyer agree in writing on the resolution of each disputed item specified by the Buyer in the Notice of Disagreement, the Purchase Price and the Company's Closing Date Working Capital and Closing Date Cash Balance so determined shall be final and binding on the parties for all purposes hereunder.  If the Seller and the Buyer have not resolved all such differences by the end of such ten Business Day period, the Seller and the Buyer shall submit, in writing, to an independent public accounting firm (the "Independent Accounting Firm"), their briefs detailing their proposed resolution of each issue remaining in dispute, along with any supporting data and analysis, and the amount of the Company's Closing Date Working Capital and Closing Date Cash Balance and the effect thereof on the calculation of the Purchase Price.  The Independent Accounting Firm shall make a written determination as to each issue remaining in dispute and the amount of the Company's Closing Date Working Capital and Closing Date Cash Balance and the effect thereof on the calculation of the Purchase Price, which determination shall be final and binding on the parties for all purposes hereunder.  The determination of the Independent Accounting Firm shall be accompanied by a certificate of the Independent Accounting Firm that it reached such determination in accordance with the provisions of this Section 1.4.  The Independent Accounting Firm shall be Deloitte & Touche LLP or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Seller and the Buyer.  The Seller and the Buyer shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 20 Business Days following the submission thereof.  The Independent Accounting Firm shall be authorized to resolve only those issues remaining in dispute between the parties submitted to it in accordance with the provisions of this Section 1.4 by selecting, as to each such issue, either the Seller's or the Buyer's proposed resolution of such issue.  The Seller and the Buyer agree that judgment may be entered upon the written determination of the Independent Accounting Firm in any court referred to in Section 10.8.  The costs of any dispute resolution pursuant to this Section 1.4(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the parties in inverse proportion as they may prevail on the issues resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted.  The fees and disbursements of the Representatives of each party incurred in connection with their preparation or review of the Preliminary Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.  The Preliminary Closing Statement as finally determined in accordance with this Section 1.4(c) is referred to herein as the "Final Closing Statement."

(d)     If the Final Closing Statement results in the Purchase Price for the Shares being greater than the Estimated Purchase Price, the Buyer shall pay to the Seller an amount equal to such difference, plus interest thereon accruing from the Closing Date through the date of such payment, at an annual rate equal to 5%.  If the Final Closing Statement results in the Purchase Price for the Shares being less than the Estimated Purchase Price, the Seller shall pay to the Buyer an amount equal to such difference, plus interest thereon accruing from the Closing Date through the date of such payment, at an annual rate equal to 5%.  Amounts to be paid pursuant to this Section 1.4(d) shall be made within three Business Days of the determination of the Final Closing Statement pursuant to the provisions of this Section 1.4 by wire transfer of United States dollars in immediately available funds to such account or accounts as may be designated in writing by the party entitled to such payment at least two Business Days prior to such payment date.

# ARTICLE II
## REPRESENTATIONS AND WARRANTIES
## OF THE SELLER

Except as expressly stated otherwise in this Agreement or as set forth in the Disclosure Schedule (which exceptions shall specifically identify the Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates), the Seller hereby represents and warrants to the Buyer as follows:

Section 2.1.    Organization and Qualification.

(a)    The Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is, or will be, a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions.

(b)    The Company is (i) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth in Section 2.1(b) of the Disclosure Schedule, and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary except, in each case under this clause (ii), for any such failures that would not, individually or in the aggregate, have a Material Adverse Effect.

(c)    The Seller has heretofore furnished to the Buyer a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company. Such certificate of incorporation and bylaws are in full force and effect and the Company is not in violation of any of the provisions of such certificate of incorporation or bylaws.

Section 2.2.    Authority.  The Seller has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Seller of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by the Seller of the Transactions have been duly and validly authorized by all necessary corporate action.  This Agreement has been and prior to the Closing Date each of the Ancillary Agreements to which the Seller is, or will be, a party will have been duly and validly executed and delivered by the Seller. This Agreement constitutes and upon execution each of the Ancillary Agreements to which the Seller is, or will be, a party will constitute the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its and their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 2.3.    No Conflict; Required Filings and Consents.  Other than as set forth in Section 2.3 of the Disclosure Schedule:

(a)      The execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller is, or will be, a party, and the consummation of the Transactions, do not and will not:

(i)      conflict with or violate the certificate of incorporation or bylaws of the Seller or the Company;

(ii)      conflict with or violate any Applicable Law with respect to the Seller or the Company, except for such conflicts or violations as would not, individually or in the aggregate, have a Material Adverse Effect; or

(iii)      conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract, except for such conflicts or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

(b)      Neither the Seller nor the Company is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller is, or will be, a party or the consummation of the Transactions or in order to prevent the termination of any material right, privilege, license or qualification of the Company, except for (i) any filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) such filings as may be required by any applicable federal or state securities or "blue sky" laws, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, have a Material Adverse Effect and (iv) as may be necessary as a result of any facts or circumstances relating solely to the Buyer or any of its Affiliates.

Section 2.4.      Shares.  Other than as set forth in Section 2.4 of the Disclosure Schedule, the Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrance. The Seller has the right, authority and power to sell, assign and transfer the Shares to the Buyer.

Section 2.5.      Capitalization.  The authorized and outstanding capital stock of the Company is as set forth in Section 2.5 of the Disclosure Schedule.  All of the issued and outstanding capital stock of the Company is validly issued, fully paid and nonassessable.  The Shares constitute all of the issued and outstanding capital stock of the Company.  There are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or any other interest in, the Company.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or to provide funds to, or make any investment in, any other Person.  There are no agreements or understandings in effect with respect to the voting or transfer of any of the capital stock of the Company.

Section 2.6.   Equity Interests.  The Company does not (a) own (and has not, at any time since July 8, 1999, or, to the Seller's Knowledge, at any time prior to July 8, 1999, owned) any shares of, (b) control (and has not, at any time since July 8, 1999, or, to the Seller's Knowledge, at any time prior to July 8, 1999, controlled), directly or indirectly, or (c) have (and has not, at any time since July 8, 1999, or, to the Seller's Knowledge, at any time prior to July 8, 1999, had) any equity interest in (or any right (whether contingent or otherwise) to acquire the same), any corporation, partnership, limited liability company, joint venture, association or other business association.

Section 2.7.   Financial Statements; Absence of Undisclosed Liabilities.

(a)     Copies of the unaudited balance sheets of the Company as at December 31, 2003, and December 31, 2004, and the related unaudited statements of income, together with all schedules thereto (collectively referred to as the "Financial Statements"), and the unaudited balance sheet of the Company as at April 30, 2005 (the "Balance Sheet"), and the related statement of income, together with all schedules thereto (collectively referred to as the "Interim Financial Statements") are attached hereto as Section 2.7(a) of the Disclosure Schedule.  The Financial Statements have been derived from Seller's audited financial statements as of such dates and for such periods and the Interim Financial Statements have been prepared based on the books and records of the Company.  Each of the Financial Statements and the Interim Financial Statements (i) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) is true and correct in all material respects and (iii) fairly presents, in all material respects, the financial position and results of operations of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes that will not, individually or in the aggregate, be material.

(b)     As of the date of the Balance Sheet, the Company was not subject to any liability or obligation of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP that was not reflected on the Balance Sheet (or disclosed in the notes thereto) as so required.

(c)     The Baseline Working Capital is equal to the arithmetic average of the Company's Working Capital as of each month end for the twelve months ended April 30, 2005.

(d)     As of the Effective Time of Closing, the Company will not be subject to any liability or obligation of any kind, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown, or otherwise, not specifically reflected on the Financial Statements or specifically disclosed in the notes thereto, except:

(i)     liabilities and obligations specifically disclosed in, or arising directly from or attributable directly to matters specifically disclosed in, any Section of the Disclosure Schedule (and liabilities and obligations of the type that would be specifically disclosed in the Disclosure Schedule, but for the fact that the applicable Section(s) of this Agreement only require(s) disclosure of "material" matters, matters that would result in a Material Adverse Effect or matters involving not less than a specified number of dollars) including, without limitation, executory obligations under Contracts disclosed (or not required to be disclosed) in the Disclosure Schedule;

(ii)     liabilities and obligations incurred after the date of this Agreement that are specifically permitted by the terms hereof or by the terms of any Ancillary Agreement (for the avoidance of doubt, liabilities and obligations incurred after the date of this Agreement in accordance with the terms of Section 4.1 hereof shall be considered specifically permitted by the terms of this Agreement); and

(iii)     liabilities and obligations that are the subject of specifically identified known liabilities as to which accruals or reserves have been provided for in the Final Closing Statement (including any such liabilities and obligations that the Seller and the Buyer considered for provision and agreed, in writing, should not be accrued for or reserved against on the Final Closing Statement), whether or not such accruals prove adequate.

Section 2.8.     Absence of Certain Changes or Events.  Since the date of the Balance Sheet, (i) the business of the Company has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and (ii) there has been no event, condition or occurrence of facts that constitutes a Material Adverse Effect.  Since the date of the Balance Sheet and as of the date hereof, except as disclosed in Section 2.8 of the Disclosure Schedule, the Company has not: (a) amended or otherwise changed its certificate of incorporation or bylaws or equivalent organizational documents, (b) issued or sold any shares of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, (c) declared, set aside, made or paid any dividend or other distribution, payable in stock, property or otherwise (other than the payment of dividends to Seller solely in cash), or made any other payment on or with respect to any of its capital stock, (d) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock or made any other change with respect to its capital structure, (e) acquired any corporation, partnership, limited liability company, other business organization or division thereof, or acquired any other assets other than in the ordinary course of business, (f) adopted a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of the Company, (g) incurred any Indebtedness other than Closing Date Dischargeable Indebtedness, (h) entered into any Material Contract other than as disclosed in Section 2.17(c) of the Disclosure Schedule, (i) authorized, or made any commitment with respect to, any single capital expenditure that is in excess of $10,000 or capital expenditures that are, in the aggregate, in excess of $25,000, (j) failed to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire (all such exercises being disclosed in Section 2.8 of the Disclosure Schedule), (k) granted or announced any increase in the salaries, bonuses or other benefits payable by the Company to any of its employees other than (1) ordinary course increases not inconsistent with past practice not in excess of $5,000 individually or $25,000 in the aggregate, (2) as required by the terms of any Employee Plan listed in Section 2.11(a) of the Disclosure Schedule or (3) as required by Applicable Law; or (l) made any change in any method of accounting or accounting practice or policy, except as required by GAAP.

Section 2.9.     Compliance with Law; Permits.

(a)     Except for any non-compliance the existence of which would not, individually or in the aggregate, result in a Material Adverse Effect, the Company has not violated or infringed, and is not in violation or infringement of, any Applicable Laws.

(b)     The Company is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for the Company to own, lease and operate its properties and to carry on its business as currently conducted (the "Permits"), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, have a Material Adverse Effect.

Section 2.10.   Litigation.  There is no Action by or against the Seller pending or, to the Seller's Knowledge, threatened to be brought before any Governmental Authority or arbitrator that would affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or prohibit or delay in any material respect the consummation of the Transactions. There is no Action by or against the Company pending or, to the Seller's Knowledge, threatened to be brought before any Governmental Authority or arbitrator (a) seeking damages in excess of $100,000, (b) pursuing any criminal sanctions or penalties, (c) seeking equitable or injunctive relief or (d) that would otherwise, individually or in the aggregate, have a Material Adverse Effect.

Section 2.11.   Employee Benefit Plans.

(a)     Section 2.11(a) of the Disclosure Schedule sets forth (i) a list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company, and (ii) a list of all employment compensation, termination, severance or other contracts, agreements or arrangements, pursuant to which the Company currently has any obligation with respect to any current or former employee, officer or director of the Company (collectively, the "Employee Plans"); provided, however, that there shall be no obligation hereunder to list on Section 2.11(a) of the Disclosure Schedule any Employee Plans that are not material individually or in the aggregate.  The Seller has made available to the Buyer a true and complete copy of each written Employee Plan, a written summary of the material terms of any Employee Plan for which there is no plan document and all current summary plan descriptions and, as applicable, all determination letters from the IRS with respect to any such Employee Plan.

(b)     Each Employee Plan (other than any Employee Plan that is a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA) and, to the Seller's Knowledge, each Employee Plan that is a multiemployer plan within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA has been maintained in all material respects in accordance with its terms and the requirements of ERISA and the Code.  The Company has performed in all material respects all obligations required to be performed by it under any Employee Plan and is not in any material respect in default under or in violation of any

9

Employee Plan.  No Action (other than claims for benefits in the ordinary course) is pending or threatened in writing with respect to any Employee Plan by any current or former employee, employee representative, officer or director of the Company (a) seeking damages in excess of $100,000, (b) pursuing any criminal sanctions or penalties, (c) seeking equitable or injunctive relief or (d) that would otherwise, individually or in the aggregate, have a Material Adverse Effect.

(c)     Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt and, to the Knowledge of the Seller, no fact or event has occurred since the date of such determination letter or letters that reasonably could be expected adversely to affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(d)     Except as disclosed in Section 2.11(d) of the Disclosure Schedule, neither Seller nor any ERISA Affiliate maintains or, since July 8, 1999, or, to the Seller's Knowledge, at any time prior to July 8, 1999, has maintained or had an obligation to contribute to any plan that is or was (i) subject to Title IV or Part 3 of Title I of ERISA or to Section 412 of the Code, or (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA).

(e)     The Company is not a party to any contract, agreement or arrangement that could, directly or in combination with other events, as a result of the Transactions, result in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code.

(f)     Except as disclosed in Section 2.11(f) of the Disclosure Schedule, (i) the Company is in full compliance with all funding and contribution requirements related to each multiemployer plan required to be listed in Section 2.11(d) of the Disclosure Schedule that is an employee pension benefit plan (within the meaning of Section 3(2) of ERISA) (each a "Listed ME Plan"), (ii) to the Knowledge of the Seller, the assets of each Listed ME Plan equal or exceed the liabilities of the Listed ME Plan, and (iii) to the Knowledge of Seller, no Listed ME Plan is in reorganization status (within the meaning of Section 4241 of ERISA).  Section 2.11(f) of the Disclosure Schedule further sets forth all employers who, to the Knowledge of Seller, have an obligation to contribute to each Listed ME Plan.

(g)     The Seller and the Company have provided to the Buyer originals or true and correct copies of the most recent Form 5500 and actuarial valuation report for each Listed ME Plan (or summary of such actuarial valuation report provided to the Seller by the Listed ME Plan).

Section 2.12.  Insurance.  The Company has or is the beneficiary of those policies of insurance of the type and in the amounts as listed in Section 2.12 of the Disclosure Schedule, which policies of insurance are customary and reasonable for the businesses in which the Company is engaged.  There is no material claim pending under any of such policies as to which the Company has received a denial or, to the Seller's Knowledge, as to which coverage has been questioned, denied or disputed by the underwriters of such policies.  All premiums due and payable under all such policies have been paid and the Seller and the Company are otherwise in compliance in all material respects with the terms of such policies.  There have not been any threatened terminations of, or material premium increases with respect to, any of such policies.  Prior to the Closing Date, the Seller shall provide the Buyer with a true and correct copy of each insurance policy (including policies providing property, casualty, liability and workers' compensation coverage and bond and surety arrangements) to which the Company is a party, a named insured or otherwise the beneficiary, which was entered into after July 8, 1999 and (i) is still in effect or (ii) under which the Company has any continuing rights or obligations.

Section 2.13.  Real Property.

(a)     There is no Owned Real Property.

(b)     Section 2.13(b) of the Disclosure Schedule contains a true, complete and correct list of all the leases relating to all of the Leased Real Property (the "Real Property Leases"), the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property.  Except as set forth in Section 2.13(b) of the Disclosure Schedule, with respect to the Real Property Leases, (i) there exists no defaults by the Company; and (ii) to the Knowledge of Seller, there exists no default by any third party thereunder.  With respect to each such parcel of Leased Real Property, except as set forth in Section 2.13(b) of the Disclosure Schedule:

(i)     there are no pending or, to the Knowledge of Seller, threatened condemnation proceedings, lawsuits or administrative actions relating thereto;

(ii)    there are no leases, subleases, licenses, concessions or other agreements, written or oral, to which the Company is a party or, to the Seller's Knowledge, to which the applicable landlord is a party, granting to any Person other than the Company the right to use or occupy any portion of the Leased Real Property;

(iii)   there are no Persons (other than Seller or the Company) in possession of the parcel, other than tenants under leases or subleases disclosed in Section 2.13(b) of the Disclosure Schedule who are in possession of space to which they are entitled under such lease or sublease;

(iv)    there is no existing violation of or nonconformity with, and Seller is not under investigation with respect to, has not been charged with and has not received any written notice of any alleged violation of or nonconformity with, any restriction, condition, covenant, commitment, contract or agreement relating thereto, the noncompliance with which would have a Material Adverse Effect; and

(v)     there are no encroachments of buildings or improvements comprising a part of the Real Property onto adjacent property or onto any easements encumbering such Real Property which would have a Material Adverse Effect.

(c)     The Company leases or has the legal right to use all the Leased Real Property used or intended to be used in the conduct of the business or leased by the Company.

The Company has valid and subsisting leasehold interests in the Leased Real Property free and clear of all Encumbrances, except for Permitted Encumbrances.

Section 2.14. Intellectual Property.

(a)    Section 2.14(a) of the Disclosure Schedule lists all registered trademarks, registered service marks, registered copyrights and patents currently owned by the Company, and all in-process applications by the Company for any registration of trademarks, service marks or copyrights of for any patents (collectively, the "Owned Intellectual Property"), and identifies each license or agreement pursuant to which the Company has granted to a person other than the Company (a "Third Party") any material rights with respect to any of the Owned Intellectual Property.  To the Knowledge of Seller, no items of Owned Intellectual Property have been abandoned.  For purposes of this Agreement, the Company will not be deemed to be the owner of any trademark, service mark or copyright, any application for registration thereof, any patent or application therefor, or any right under any of the foregoing merely by reason of its being an exclusive licensee thereof or of any rights thereunder.

(b)    Except as set forth in Section 2.14(b) of the Disclosure Schedule, (i) to the Seller's Knowledge, each registered trademark, registered service mark, registered copyright and patent licensed to the Company (the "Licensed Intellectual Property") may be used by the Company, free and clear of any Encumbrances, other than any obligation to pay royalties, license fees or other amounts with respect to any Licensed Intellectual Property under the Company's license for such Licensed Intellectual Property or other terms, conditions or restrictions of such license, and other than Encumbrances that would not have a Material Adverse Effect, and (ii) each item of Owned Intellectual Property may be used by the Company, free and clear of any Encumbrances, other than Encumbrances that would not have a Material Adverse Effect.  The Owned Intellectual Property, the Licensed Intellectual Property and all other Intellectual Property owned or lawfully used by the Seller together constitute all Intellectual Property necessary for the operation of the business of the Company as presently conducted.

(c)    Except as specified in Section 2.14(c) of the Disclosure Schedule, and except as would not have a Material Adverse Effect: (i) no Action has been served upon the Company or, to the Seller's Knowledge, filed or threatened to be brought against the Company, and no written notice has been received by the Company, (x) challenging the validity or enforceability of any Owned Intellectual Property, or (y) alleging that any Third Party has any claim thereto or interest therein, and (ii) the Owned Intellectual Property is valid and enforceable.

(d)    Except as set forth on Section 2.14(d) of the Disclosure Schedule, and except as would not have a Material Adverse Effect:  (i) no Action has been served upon the Company or, to the Seller's Knowledge, filed or threatened to be brought against the Company, and no written notice has been received by the Company, alleging (x) that the Company is in material breach of any license under which the Company received the right to use any Licensed Intellectual Property or (y) that the Company is infringing any trademark, service mark, copyright, trade secret or patent of any Third Party, (ii) the Company is not in breach of any such license and is not infringing any trademark, service mark, copyright, trade secret or patent of any

Third Party, and (iii) no Third Party is infringing any Owned Intellectual Property or any trade secret owned by the Company.

Section 2.15. <u>Taxes</u>. Except as disclosed in Section 2.15 of the Disclosure Schedule, (a) all Tax Returns required to have been filed by or with respect to the Company have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns have been duly and accurately prepared in all material respects; (b) all Taxes shown to be payable on such Tax Returns or otherwise payable by the Company have been paid if due or, if not yet due, are fully provided for in the Company's books of account and will be timely paid; (c) no deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company that has not been satisfied by payment, settled or withdrawn, except where the Seller in good faith is contesting such assertion or assessment and has disclosed such assertion or assessment in Section 2.15 of the Disclosure Schedule; (d) there are no Tax liens on the assets of the Company (other than Permitted Encumbrances); (e) there are no outstanding waivers of or agreements extending the statute of limitations for any period with respect to any Tax to which the Company is subject; (f) all Taxes not yet due and payable by the Company (or any other entity merged into or consolidated with the Company or for any of whose Taxes the Company may be liable) have been, in all material respects, properly accrued on the books of account of the Company in accordance with GAAP; (g) the Company is not a party to nor is it bound by nor has it any obligation under any Tax sharing or similar agreement or arrangement; (h) neither the Company nor any Person to whose liabilities the Company has succeeded (a "<u>predecessor</u>") has ever filed a consolidated federal income Tax Return or a consolidated, unitary or combined state income Tax Return that includes, or been included in any such Tax Return filed by, another entity other than the Seller and other members of its "affiliated group" as defined in Section 1504(a) of the Code; (i) the Company is in compliance with, and the Company's records contain all information and documents necessary to comply with, all applicable Tax information reporting and Tax withholding requirements; (j) there is no pending examination, administrative or judicial proceeding, or deficiency or refund litigation, with respect to any Taxes of the Company or for which the Company may be liable; (k) the Company has not made or entered into, and does not hold any asset subject to, a consent filed pursuant to former Section 341(f) of the Code or a "safe harbor lease" subject to former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, and the regulations thereunder; (l) none of the Company's assets is "tax-exempt bond financed property" within the meaning of Section 168(g)(5) of the Code; (m) the Company is not required to include in income any amount from an adjustment pursuant to Section 481 of the Code or any similar provision of state Applicable Law; and (n) since April 16, 1997, neither the Company nor any predecessor distributed to its stockholders or security holders stock or securities of a controlled corporation in a transaction to which Section 355(a) of the Code applies, nor has any stock or securities of the Company or any predecessor been distributed in such a transaction. Section 2.15 of the Disclosure Schedule describes all material Tax elections and agreements made by or affecting the Company that will be in effect after the Closing Date, lists all material types of Taxes paid and material Tax Returns filed by or on behalf of the Company, expressly indicates each Tax with respect to which the Company or any predecessor is or has been included in a consolidated, unitary, combined, or similar Tax Return, and describes the status of all examinations, administrative or judicial proceedings, and litigation with respect to any Taxes of the Company or for which it may be liable.

Section 2.16.  Environmental Matters.

(a)     Except as disclosed in Section 2.16 of the Disclosure Schedule:

(i)     the Company has obtained all Permits that are required under any Environmental Law that applies to the conduct of the business of the Company;

(ii)     the Company is in compliance with all Environmental Laws and all Permits required under all Environmental Laws that apply to the conduct of the business of the Company;

(iii)     the Company has not received:  (i) any order, warning, or claim from any Governmental Authority arising under any Environmental Law from the operations of the Company or (ii) any notice alleging any violation by the Company of, or liability of the Company under, any Environmental Law; and

(iv)     there has been no release or disposal of Hazardous Substances on any property owned, leased or operated by the Company, or, to the Seller's Knowledge, on any property adjoining such properties; the Company has not transported or arranged for the disposal of any Hazardous Substance in any manner that would result in liability under the Environmental Laws; and there is no Hazardous Substance in any way affecting any property owned, leased or operated by the Company, or, to the Seller's Knowledge, affecting any property adjoining such properties, which could cause the Company to be subject to any losses, damages, costs, expenses, liabilities or obligations after the Effective Time of Closing.

(b)     The representations and warranties contained in this Section 2.16 are the sole representations and warranties of the Company relating to Environmental Laws or environmental matters.

Section 2.17.  Contracts.

(a)     Each Contract is valid and binding on the Company, and, to the Seller's Knowledge, the counterparties thereto, and is in full force and effect and, to the Seller's Knowledge, is enforceable in accordance with its terms (except as the enforcement thereof may be limited or otherwise affected by bankruptcy, insolvency, reorganization, moratorium or other laws generally affecting the rights of creditors and subject to general equity principles (whether considered at law or in equity)), except where such invalidity or unenforceability would not have a Material Adverse Effect.  The Company is not in breach of, or default under, any Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.

(b)     The Company has performed each material term, covenant and condition of each of the Contracts which is to be performed at or before the date hereof.  No event has occurred that would, with the passage of time or compliance with any applicable notice requirements, constitute a breach or default by the Company or, to the Knowledge of the Seller, any other Person under any of the Contracts, and, to the Knowledge of the Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of the Contracts, where the result of such cancellation, termination or exercise would have a Material Adverse Effect.

(c)     Section 2.17(c) of the Disclosure Schedule lists each of the following contracts and agreements of the Company (such contracts and agreements being "Material Contracts"):

(i)     all contracts or agreements (including purchase orders) that, individually, provide for payment or receipt by the Company of more than $500,000 per year, including any such contracts and agreements with customers or clients;

(ii)     all leases of real or personal property;

(iii)     all contracts and agreements relating to Indebtedness for borrowed money;

(iv)     all contracts and agreements that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(v)     all joint venture, partnership or similar agreements or arrangements; and

(vi)     any other contract or agreement other than as set forth above that is individually material to the Company.

Section 2.18.   Brokers.  Except for Wachovia Securities, the fees of which will be paid by the Seller, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller or the Company.

Section 2.19.   Title to and Sufficiency of Assets.  The Company owns good and valid title to the Assets (except for leased Assets, which are the subject of the representations and warranties in Section 2.17, and Intellectual Property, which is the subject of the representations and warranties in Section 2.14), free and clear of any and all Encumbrances, except for the Permitted Encumbrances.  The Assets constitute all tangible and intangible assets, contracts and rights used in the business of the Company as such business is presently conducted or presently proposed to be conducted (except for Intellectual Property, which is the subject of the representations and warranties in Section 2.14).

Section 2.20.   Condition of Equipment.  The Equipment, taken as a whole, is in good operating condition and repair, subject to ordinary wear and tear, and is substantially fit for use in accordance with the Company's past practice.

Section 2.21.   Inventory.  All Inventory is of a quality and quantity usable and salable in the ordinary course of business, except for any damaged, obsolete or outdated goods or supplies, all of which have been written off or written down to net realizable value in accordance with GAAP as reflected on the Financial Statements.

Section 2.22.  Accounts.  The Accounts all have arisen from bona fide transactions in the ordinary course of business and there are no offsets or credits that may be applied against the Accounts, or material disputes related to the Accounts, except as reserved against in the Financial Statements.  All accounts payable of the Company have arisen from bona fide transactions in the ordinary course of business and are by their terms payable in accordance with normal trade practice.

Section 2.23.  Books and Records.  The Books and Records and all other documents material to the business of the Company that have been made available to the Buyer for examination are originals or true and correct copies of such documents.

Section 2.24.  Accuracy of Information.  Neither this Agreement, nor the other documents provided by the Seller, the Company and their respective Affiliates to the Buyer in connection with the Transactions, considered as a whole, contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

Section 2.25.  Bank Accounts.  The Bank Accounts constitute all checking accounts, savings accounts, custodial accounts, certificates of deposit, safe deposit boxes or other similar accounts maintained by or on behalf of the Company.  Section 9.1(a) of the Disclosure Schedule is a true and complete listing of the Bank Accounts, and sets forth the name of each person with signature authority for each such account.

Section 2.26.  Customers and Suppliers.  Except as set forth in Section 2.26 of the Disclosure Schedule, no customer which individually accounted for more than five percent of the Company's gross revenues during the 12-month period preceding the date hereof has indicated to the Company that it will stop, or decrease in any material respect the rate of, buying services or products of the Company.  No material supplier of the Company has indicated to the Company that it will stop, or decrease the rate of, supplying materials, products or services to the Company.  To the Seller's Knowledge, the Company has not engaged in any fraudulent conduct with respect to any customer or supplier of the Company.

Section 2.27.  Transactions with Affiliates.  Except as set forth in Section 2.27 of the Disclosure Schedule, since January 1, 2003, the Company has not, in the ordinary course of business or otherwise, purchased, leased or otherwise acquired any material property or assets or obtained any material services from, or sold, leased or otherwise disposed of any material property or assets or provided any material services to (except with respect to remuneration for services rendered as a director, officer or employee of the Company), the Seller or any Affiliate of the Company or the Seller, or to the Seller's Knowledge, any employee of the Company or the Seller.  Except as set forth in Section 2.27 of the Disclosure Schedule, (a) the Contracts do not include any obligation or commitment between the Company and any Affiliate, (b) the Assets do not include any receivable or other obligation or commitment from an Affiliate to the Company and (c) the liabilities reflected on the Financial Statements do not include any obligation or commitment to any Affiliate.

Section 2.28.  Orders, Commitments and Returns.  Except as set forth in Section 2.28 of the Disclosure Schedule, all accepted and unfulfilled orders for the sale of products and the performance of services entered into by the Company and all outstanding Contracts or commitments for the purchase of supplies, materials and services used or to be used in the business of the Company were made in bona fide transactions in the ordinary course of business. Except as set forth in Section 2.28 of the Disclosure Schedule and except as reserved against in accordance with GAAP as reflected in the Financial Statements, there are no claims against the Company to return products by reason of alleged overshipments, defective products or otherwise, or of products in the hands of customers under an understanding that such products would be returnable.

**ARTICLE III**
**REPRESENTATIONS AND WARRANTIES OF THE BUYER**

The Buyer hereby represents and warrants to the Seller as follows:

Section 3.1.    Organization.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Virginia and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is, or will be, a party to carry out its obligations hereunder and thereunder and to consummate the Transactions.

Section 3.2.    Authority.  The Buyer has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Buyer of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party and the consummation by the Buyer of the Transactions have been duly and validly authorized by all necessary corporate action.  This Agreement has been and prior to the Closing Date each of the Ancillary Agreements to which the Buyer is, or will be, a party will have been duly and validly executed and delivered by the Buyer. This Agreement constitutes and upon execution each of the Ancillary Agreements to which the Buyer is, or will be, a party will constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its and their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 3.3.    No Conflict; Required Filings and Consents; No Litigation.

(a)    The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer is, or will be, a party, and the consummation of the Transactions, do not and will not:

(i)    conflict with or violate the certificate of incorporation or bylaws of the Buyer;

(ii)    conflict with or violate any Applicable Law with respect to the Buyer, except for such conflicts or violations as would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or the Ancillary Agreements; or

(iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Contract, except for any such conflicts or violations that would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement or the Ancillary Agreements.

(b) The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it is, or will be, a party or the consummation of the Transactions, except for (i) any filings required to be made under the HSR Act, (ii) such filings as may be required by any applicable federal or state securities or "blue sky" laws and (iii) such filings as may be required under the Securities Exchange Act of 1934, as amended.

(c) There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer or any of its properties before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution of this Agreement or any Ancillary Agreement or consummation of any of the Transactions.

Section 3.4.    Financing; Solvency.

(a) The Buyer has sufficient funds, or sufficient available borrowings under its existing committed credit facilities, to permit the Buyer to consummate the Transactions.

(b) Immediately after Buyer's purchase of the Shares, the Buyer and its Subsidiaries will have a positive net worth (calculated in accordance with GAAP) and will not be insolvent (as defined under the U.S. Bankruptcy Code (the "Bankruptcy Code") and in equity) and Buyer's purchase of the Shares and any borrowing by the Buyer or related entities (including the incurring of any obligation or granting of any security by the Company or any successor thereto in connection with the Transactions) will not have the effect of hindering, delaying or defrauding any creditors of the Company (or any successor thereto).  Upon consummation of the purchase of the Shares and the consummation of the other Transactions and within the meaning of Section 548 of the Bankruptcy Code, the Buyer and its Subsidiaries (including the Company and any successor thereto) (i) will have adequate capitalization, (ii) will not have an unreasonably small capital with respect to the business or transactions engaged in or to be engaged in, and (iii) will not incur debts that would be beyond the ability of the Buyer or any of its Subsidiaries (including the Company and any successor thereto) to pay as such debts mature.

Section 3.5.    Brokers.  Except for Citigroup, whose fees will be paid by the Buyer, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Buyer or any of its Subsidiaries.

Section 3.6.    Investment Intent.  The Buyer is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the "<u>Securities Act</u>").  The Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws.


**ARTICLE IV**
**COVENANTS**


Section 4.1.    <u>Conduct of the Business</u>.  From the date hereof until the Closing Date, Seller agrees that it shall cause the Company to conduct its business in the ordinary course consistent with past practice and to use commercially reasonable efforts (i) to preserve intact business organizations and relationships with third parties pertaining to the business; (ii) to keep available the services of the Company's present officers and employees; and (iii) to comply in all respects with Applicable Law to the extent that such non-compliance, individually or in the aggregate, would have a Material Adverse Effect.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as disclosed in Section 4.1 of the Disclosure Schedule, without the Buyer's consent, the Seller will not permit the Company:

(a)     to amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b)     to issue or sell any shares of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares;

(c)     to declare, set aside, make or pay any dividend or other distribution, payable in stock, property or otherwise (other than the payment of dividends to Seller solely in cash), or make any other payment on or with respect to any of its capital stock;

(d)     to reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

(e)     to acquire any corporation, partnership, limited liability company, other business organization or division thereof, or acquire any assets other than in the ordinary course of business;

(f)     to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization of the Company;

(g)     to incur any Indebtedness other than Closing Date Dischargeable Indebtedness;

(h)     to enter into any contract, agreement or arrangement which, if in effect on the date of this Agreement, would have been required to be disclosed in Section 2.17(c) of the Disclosure Schedule as a Material Contract, other than any contracts, agreements or arrangements entered into with the Buyer's consent (which consent, in connection with a contract, agreement or arrangement entered into by the Company in the ordinary course of business, shall not be unreasonably conditioned, withheld or delayed);

(i)     to authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $10,000 or capital expenditures that are, in the aggregate, in excess of $50,000;

(j)     to fail to exercise any rights of renewal with respect to the Leased Real Property identified in Section 4.1(j) of the Disclosure Schedule that by its terms would otherwise expire;

(k)     to grant or announce any increase in the salaries, bonuses or other benefits payable by the Company to any of its employees other than (i) ordinary increases not inconsistent with past practice that do not exceed (A) as to any individual, the lesser of 4% of such individual's aggregate compensation for the previous fiscal year, or $4,000, and (B) $50,000 in the aggregate, (ii) as required by the terms of any Employee Plan listed in Section 2.11(a) of the Disclosure Schedule or (iii) as required by Applicable Law;

(l)     to make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(m)     to make (except as consistent with past practice) or rescind any material election relating to Taxes, change any material method of accounting for Tax purposes or settle or consent to the entry of judgment with respect to any proceeding relating to Taxes of the Company, except, in each such case, where such act would not increase the Tax liability of the Company for any Post-Closing Tax Period; or

(n)     to agree or commit to do any of the foregoing.

Section 4.2.     Covenants Regarding Information.

(a)     From the date hereof until the Closing Date, upon reasonable notice, the Seller shall, and shall cause the Company to, afford the Buyer and its officers, employees, agents, accountants, advisors, bankers and other representatives (collectively, "Representatives") reasonable access to the properties, offices, plants and other facilities, books and records of the Company and its Representatives, and furnish the Buyer with such financial, operating and other data and information regarding the Company as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer's expense, during normal business hours, under the supervision of the Seller's personnel and in such a manner as not unreasonably to interfere with the normal operations of the Company's business.  For the purpose of facilitating such investigation, the Seller shall promptly designate individuals, each of whom shall be empowered to receive and act upon such requests, and the Buyer agrees that no communication shall be made by the Buyer or any of its Representatives with any employee, officer or agent of the Company who has not been so designated in writing without the prior written consent of the designee.

(b)     From and after the Closing, in order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Company), the Buyer shall:

(i)     make available to the Seller and its Representatives, the personnel of the Company and any Affiliates of the Company at such times and for such purposes as the Seller may reasonably request; provided, however, that the Seller shall reimburse the Company or the relevant Affiliate for the salary and out of pocket expenses incurred by the Company or such Affiliate in connection therewith; and

(ii)     for a period of seven years after the Closing or, if shorter, the applicable period specified in the Buyer's document retention policy (A) retain the books and records relating to the Company relating to periods prior to the Closing, and (B) afford the Representatives of the Seller reasonable access (including the right to make, at the Seller's expense, photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Seller in writing at least 30 days in advance of destroying any such book and records prior to the seventh anniversary of the Closing Date in order to provide the Seller the opportunity to copy or take possession of such books and records in accordance with this Section 4.2(b).

(c)     From and after the Closing, in order to facilitate the resolution of any claims made against or incurred by the Buyer or the Company, the Seller shall:

(i)     make available to the Buyer and its Representatives the Seller's personnel at such times and for such purposes as the Buyer may reasonably request; provided, however, that the Buyer shall reimburse the Seller or its relevant Subsidiary for the salary and out of pocket expenses incurred by the Seller or its Subsidiaries in connection therewith; and

(ii)     for a period of seven years after the Closing or, if shorter, the applicable period specified in the Seller's document retention policy, (A) retain the books and records relating to the Company relating to periods prior to the Closing which shall not otherwise have been delivered to the Buyer, and (B) upon reasonable notice, afford the Representatives of the Buyer reasonable access (including the right to make, at the Buyer's expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Buyer in writing at least 30 days in advance of destroying any such books and records prior to the seventh anniversary of the Closing Date in order to provide the Buyer the opportunity to copy or take possession of such books and records in accordance with this Section 4.2(c).

(d)     Notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Buyer shall not, directly or indirectly, conduct without the written permission of the Seller any sampling or laboratory analysis of environmental media, building materials or other substances at any facility of the Company.

(e)     Notwithstanding anything to the contrary in this Agreement, prior to the Closing, neither the Buyer nor any of its Representatives shall, directly or indirectly, contact any customer or supplier of or others having business dealings with the Company without the prior written consent of the Seller (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 4.3.    Notification of Certain Matters.  The Seller shall promptly notify the Buyer, and the Buyer shall promptly notify the Seller, of:

(a)    any actions, suits, claims, investigations or proceedings commenced relating to such notifying party (or, in the case of the Seller, the Company) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.10 or Section 3.3(c); and

(b)    any breach by the party to be notified of any representation, warranty, covenant or agreement hereunder of which such notifying party has knowledge and which, when combined with all other breaches by the party to be notified of which the notifying party has knowledge, would have a Material Adverse Effect.

Section 4.4.    Inter-company Arrangements.  All inter-company and intra-company accounts or contracts between the Company, on the one hand, and the Seller, on the other hand, shall be cancelled without any consideration or further liability to any party, immediately prior to the Closing.  All such accounts and contracts are disclosed in Section 4.4 of the Disclosure Schedule.

Section 4.5.    Public Announcements.  The Seller and the Buyer shall consult with each other before the issuance of any press release or the making of any other public statement with respect to this Agreement or any of the transactions contemplated herein.  None of the Buyer, the Seller or the Company or their respective Affiliates shall issue any such press release or make any such public statement prior to such consultation or as to which the Buyer or the Seller reasonably object; provided, however, that either the Buyer or the Seller shall be entitled to make a public announcement relating to the transactions contemplated herein if, in the opinion of its legal counsel, such announcement is required to be made by Applicable Law or applicable stock exchange rules and regulations on a timetable that does not permit such consultation.

Section 4.6.    Release of Guarantees.  Between the date hereof and the Closing, the parties shall use their commercially reasonable efforts to obtain the release of the Seller or its Affiliates that are a party to each of the guarantees, performance bonds, bid bonds and other similar agreements listed on Section 4.6 of the Disclosure Schedule (the "Guarantees").  In the event any of the Guarantees are not released at the Closing, the Buyer will provide the Seller with a guarantee that indemnifies and holds the Seller and its Affiliates that are a party to each such Guarantee harmless for any and all payments required to be made under, or costs incurred in connection with, such Guarantees by the Seller or its Affiliates that are a party to the Guarantees relating to periods after the Effective Time of Closing until such Guarantee is released.

Section 4.7.    Directors' and Officers' Indemnification.

(a)    The Buyer covenants for itself and its Affiliates and their respective successors and assigns, that following the Closing neither it nor any of its Affiliates nor any of their respective successors and assigns will institute or maintain any action or proceeding in any court or before any administrative agency or before any other arbitral or other tribunal against any of the current or former directors, officers, Affiliates or other Representatives of the Seller or any of its Affiliates (including the Company) with respect to any liabilities, actions or causes of action, judgments, claims or demands of any nature or description (consequential, compensatory, punitive or otherwise) in respect of acts, errors or omissions occurring prior to the Closing, including in each such case any of the forgoing relating to, arising out of or resulting from this Agreement or the Transactions; provided, however that the foregoing shall not preclude the Buyer or any of its Affiliates from instituting or maintaining any such action or proceeding (i) to the extent that such action or proceeding is based upon fraud or self-dealing or (ii) for the avoidance of doubt, to the extent that such action or proceeding is against the Seller and is based on the provisions of Article VII of this Agreement.

(b)     The Buyer shall not cause or permit the Company to take any action, directly or indirectly, to disaffirm or adversely affect the provisions of the articles of incorporation and bylaws and any other written agreements of the Company disclosed in Section 4.7 of the Disclosure Schedule that provide indemnification of and expense reimbursement to any person who is now, or has been at any time prior to the date hereof, an officer, director or employee of the Company in respect of acts, errors or omissions occurring prior to the Closing.

Section 4.8.    Resignations.  The Seller will deliver at the Closing the resignation of all of the directors of the Company, effective as of the Closing.

Section 4.9.    Confidentiality.  Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the Transactions pursuant to the terms of the Confidentiality Agreement dated February 28, 2005, among the Buyer, the Seller and the Company (the "Confidentiality Agreement"), which shall continue in full force and effect until the Closing shall have occurred, at which time such Confidentiality Agreement and the obligations of the parties under this Section 4.9 shall terminate; provided, however, that the Seller shall keep all Evaluation Materials relating to the Company and the Transactions confidential from and after the Closing.  If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 4.10.   Consents and Filings; Further Assurances.

(a)     The Seller and the Buyer shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the Transactions (including, without limitation, all third party consents and estoppel certificates listed in Section 6.1(c) of the Disclosure Schedule), and (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSR Act or any other Applicable Law.  In the event a filing is required under the HSR Act with respect to the Transactions, the parties agree to each pay one-half of the applicable HSR Act filing fee.

(b)     If any objections are asserted with respect to the Transactions under any Applicable Law or if any suit is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any Applicable Law, the parties shall use their commercially reasonable efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Applicable Law so as to permit consummation of the Transactions.

(c)     Nothing in this Section 4.10 shall require any of the Company, the Buyer or their respective Affiliates to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of the Company, the Buyer or their respective Affiliates or conduct of their business in a specified manner, as a condition to obtaining any approval from a Governmental Authority under any Applicable Law or any other Person or for any other reason.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 4.10 shall limit a party's rights to terminate this Agreement pursuant to Section 8.1 of this Agreement.

(d)     Each party to this Agreement shall (i) promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and the Ancillary Agreements, (ii) permit the other parties to review any proposed communication by such party to any Governmental Authority, and (iii) consult with the other parties in advance of any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry.  Subject to the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act and under any other applicable merger control laws.  Subject to the Confidentiality Agreement, the parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, the Ancillary Agreements and the Transactions.

(e)     Subject to the terms and conditions of this Agreement, the Buyer and the Seller will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the Transactions.  The Seller and the Buyer agree, and the Seller, prior to the Closing, and the Buyer, after the Closing, agree to cause the Company to execute and deliver such other documents, certificates, agreements and other writings, to take such other actions and to obtain such consents and approvals as may be necessary or desirable in order to consummate or implement expeditiously the Transactions.  All costs and expenses incurred by the Buyer and the Seller pursuant to this Section 4.10(e) shall be paid for by the parties in accordance with Section 10.1.

Section 4.11.  Employee Benefits.

(a)     From and until one year after the Closing, the Buyer shall provide, and shall cause the Company to provide, to all employees of the Company, including employees who are on vacation, disability, family leave, layoff or other leaves of absence that have been agreed or consented to by the Company or protected by law ("Continuing Employees") and the eligible dependents of Continuing Employees, employee benefits that are, in the aggregate, no less favorable than those provided to them immediately before the Closing.  For purposes of the benefits provided by Buyer or the Company that are described in this Section 4.11: (i) all vacation, sick leave, and personal leave that is accrued on the Final Closing Statement but unpaid as of the Closing shall be honored; (ii) any credited service, vesting service or other measurement of eligibility or the accumulation or vesting of benefits earned by employees of the Company prior to the Closing shall be honored; provided, however, that such service need not be recognized for benefit accrual purposes under a defined benefit pension plan other than under a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) in which the Continuing Employee participated, and to which the Company contributed, on the day before the Closing Date; (iii) service credit for purposes of the Family Medical Leave Act ("FMLA") and similar state and local leave laws shall be honored to the extent such service has been credited by the Company as of the Closing; and (iv) no additional exclusion for pre-existing conditions shall apply.  From and after the Closing, Buyer shall apply prior periods of health insurance coverage towards any pre-existing condition limitations pursuant to the Health Insurance Portability and Accountability Act of 1996 and shall provide employees of the Company with credit for co-payments and deductibles made during the calendar year that contains the Closing for purposes of satisfying any applicable co-payment and deductible requirement under any benefit plan maintained by Buyer under which welfare benefits are provided to such employees on or after the Closing.

(b)     Seller shall cause each Continuing Employee to become completely vested in his or her interest in Seller's 401(k) plan ("Seller's Plan") and be able to receive distributions from Seller's Plan including any outstanding participant loan without acceleration.  Buyer shall establish within 90 days after Closing a 401(k) plan reasonably comparable to Seller's Plan that shall be capable of accepting direct rollovers (within the meaning of Code Section 401(a)(31)), which direct rollovers shall be in cash or cash and the notes evidencing any outstanding participant loans.  Within 90 days after Closing, Buyer shall demonstrate to the reasonable satisfaction of Seller that Buyer's plan exists, is reasonably comparable to Seller's Plan and is qualified under Code Section 401 (either through a current and favorable Internal Revenue Service determination letter or the Buyer's commitment to file Form 5301 seeking such a determination on a timely basis).

(c)     Effective as of the Closing, Buyer shall be responsible for (i) the cost of all claims for health (including medical, dental, vision and prescription drug), accidental injury, disability, sickness and life insurance benefits incurred after the Closing; and (ii) all employment-related claims (except for claims for workers' compensation benefits, which are specifically addressed in Section 4.11(d) below) disclosed in Section 4.11(c) of the Disclosure Schedule made by current and former employees of the Company, regardless of when such claims accrue or accrued.

(d)     The Seller shall be responsible for workers' compensation benefits arising out of any and all injuries or accidents that occurred, or illnesses that commenced, before the

Closing Date, regardless of whether such benefits are payable before or after the Closing Date. The Buyer shall cause the Company to be responsible for workers' compensation benefits arising out of any and all injuries or accidents that may occur, or illnesses that may commence, on or after the Closing Date. After the Closing Date, the Buyer will cause the Company, as appropriate, to afford reasonable accommodations to workers who have been the subject of injuries, accidents or illnesses prior to Closing and who, in connection therewith, have become eligible to receive workers' compensation benefits, so as to encourage such employees to return to work as soon as practicable.

(e)     Effective as of the Closing Date, Buyer shall be responsible for the administration of continuation coverage under Sections 601 et seq. of ERISA ("COBRA Obligations") and any continuation coverage under state law with respect to the Continuing Employees and their qualified beneficiaries for qualifying events that occur on or after the Closing Date. As between the Seller and the Buyer, the Seller shall be responsible for the COBRA Obligations with respect to employees and former employees of the Company (whether or not Continuing Employees) and their qualified beneficiaries for qualifying events that occur prior to the Closing Date.

(f)     Buyer shall be responsible for any payments of severance benefits due under any Employee Plan as a result of terminations occurring on or after the Closing.

(g)     Notwithstanding the foregoing, no provision of this Section 4.11 shall cause any employee of the Company (or any of their eligible dependents) to be third party beneficiaries to, or have any right or claim under, this Agreement.

Section 4.12.  Labor Matters.

(a)     Effective as of the Closing, the Buyer solely shall be liable for expenses in connection with and responsible for the resolution of all grievances, arbitrations, unfair labor practices and other similar items relating to current and former employees of the Company who are or were covered by a collective bargaining unit, regardless of the date of the event giving rise to such item. Section 4.12(a) of the Disclosure Schedule sets forth a true and complete list of all existing and, to Seller's Knowledge, threatened, grievances, arbitrations, unfair labor practices and other similar items arising prior to the Effective Time of Closing for which Buyer shall be responsible from and after the Effective Time of Closing.

(b)     Notwithstanding any provision of Section 4.12(a), effective as of the Closing, the Buyer shall cause the Company to comply with, all of the terms of any collective bargaining agreements to which the Company is a party or is bound, including terms requiring the provision of benefits under any multiemployer plans.

(c)     The Buyer shall assume responsibility for any WARN liability and severance pay obligations that may arise from Buyer's failure to offer initial employment to all employees of the Company at the Effective Time of Closing. The Seller shall maintain responsibility for any WARN liability or severance pay obligations that relate solely to any actions by the Seller up to the Effective Time of Closing.

Section 4.13.  Update of Disclosure Schedule; Knowledge of Breach.  The Seller shall have the right from time to time prior to the Closing to supplement or amend the Disclosure Schedule with respect to any matter, event or condition arising after the date hereof and prior to Closing, or as to which Seller first obtained Knowledge after the date of this Agreement that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule.  Any such supplemental or amended disclosure shall be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of the indemnifications provided for in Article VII hereof, but will not be deemed to have cured any such breach of representation or warranty made in this Agreement for purposes of determining whether or not the conditions set forth in Article VI have been satisfied.  In the event that any such supplemental or amended disclosure results in the failure of any of the conditions set forth in Article VI and, as a result thereof, the Buyer elects to terminate this Agreement in accordance with Section 8.1(e), the Seller shall be responsible for, and shall upon request reimburse the Buyer for, all the Buyer's reasonable out-of pocket costs and expenses related to the Transactions incurred up to and including the date of such termination, including, without limitation, reasonable attorneys' fees and other legal costs and expenses, up to a maximum reimbursement amount of $750,000.

Section 4.14.  No Right to Impaxx Name.  The Buyer acknowledges that it is not acquiring any right to use the Impaxx name and agrees that neither it nor the Company will use the Impaxx name after the Closing.  Further, within two Business Days after the Closing, the Buyer shall cause the Company to change its name to eliminate all reference to or use of the Impaxx name.  Promptly (and in any event within ten days) after the Closing, Buyer shall cause all signage, letterhead and other items that include the Impaxx name to be changed to a name that is not in any way similar thereto.  This Section 4.14 is not intended to restrict in any way the Buyer's use of the names Arlington Press or Arlington Press, Inc.

Section 4.15.  Insurance.  Effective as of the Closing, all insurance coverage of the Company as a named insured or beneficiary under the Seller's insurance policies listed in Section 2.12 of the Disclosure Schedule shall cease for any claims made after the Closing Date; provided, however, that the Seller shall not terminate, cancel or consent to any modification of the Company's rights under (i) any insurance policies in effect as of the Closing Date with respect to any claims made prior to or on the Closing Date regarding the Company or (ii) any occurrence-based insurance policies in effect as of the Closing Date under which the Company may be entitled to make claims.  For the avoidance of doubt, Seller and Buyer acknowledge that if the Company is a beneficiary of any such occurrence-based insurance policies together with Seller and any of Seller's other Affiliates, then each such beneficiary shall be entitled to pursue its rights under such policies, and shall be responsible for any deductibles under such policies, in the order in which such claims are resolved with the applicable insurer.

**ARTICLE V**
**TAX MATTERS**

Section 5.1.  Indemnification Obligations With Respect to Taxes.

(a)  The Seller shall indemnify, defend and hold harmless the Buyer and the Company from and against (i) all Taxes of the Company (or any predecessor of the Company)

27

with respect to Pre-Closing Tax Periods, and (ii) all Taxes for which the Company may be liable as a result of having filed or filing a consolidated, unitary, combined or similar Tax Return for any Pre-Closing Tax Period (including, for each of (i) and (ii), all interest, penalties and additions to Tax imposed with respect to such Taxes, regardless of the period(s) to which such interest, penalties and additions relate).

(b)     The Buyer shall indemnify, defend and hold harmless the Seller from and against all Taxes of the Company with respect to Post-Closing Tax Periods, excluding all interest, penalties and additions to Tax described in Section 5.1(a) and all Taxes described in Section 5.1(a)(ii) or attributable to any breach or inaccuracy of Section 2.15, and except as provided in Section 5.6.

(c)     For purposes of this Article V, whenever it is necessary to determine the liability for Taxes of the Company for a Straddle Period, the determination of the Taxes for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consists of two taxable years or periods, one of which ends at the close of the Closing Date and the other of which begins at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company for the Straddle Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of the Company are closed at the close of business on the Closing Date; provided, however, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, with respect to assets placed in service by the Company before the Closing Date; and (ii) periodic taxes, such as real and personal property taxes, shall be apportioned ratably between such periods on a daily basis.

Section 5.2.    Tax Returns and Payment Responsibility.

(a)     The Seller will be responsible for and will cause to be prepared and duly filed all Tax Returns of the Company and all consolidated, combined or unitary Tax Returns that include the Company for all taxable periods of the Company ending on or before the Closing Date.  The Buyer shall file or cause to be filed when due all Tax Returns with respect to the Company, other than those that are the responsibility of the Seller pursuant to this paragraph.

(b)     All Tax Returns (other than consolidated, combined or unitary income Tax Returns that include the Company for a Pre-Closing Tax Period) that are to be prepared and filed pursuant to the preceding paragraph and that relate to Taxes for which the Seller is liable under this Article V (including Straddle Period Tax Returns) shall, if due at least 30 days after the Closing Date, be submitted to the Seller (if prepared by the Buyer) or the Buyer (if prepared by the Seller) not later than 15 days prior to the due date for filing of such Tax Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date).  The non-preparing party shall have the right to review such Tax Returns and all work papers used to prepare them, and the non-preparing party shall have the right to access any other information of or controlled by the other party relating to such Tax Returns that reasonably is necessary for the non-preparing party to perform such review.  If the non-preparing party, within 10 days after delivery of any such Tax Return, notifies the other party that it objects to any item in such Tax Return, the parties shall attempt in good faith to resolve the dispute and, if they are unable to do so, any disputed item shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Independent Accounting Firm as identified in Section 1.4(c) or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Seller and the Buyer,  Upon resolution of all disputed items, the relevant Tax Return shall be filed on that basis.  The costs, fees and expenses of such accounting firm shall be borne equally by the Buyer and the Seller.

(c)     Each of the Seller and the Buyer shall not (and shall not cause or permit the Company to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return (other than consolidated, combined or unitary income Tax Returns) relating in whole or in part to the Company with respect to any Pre-Closing Tax Period without the prior written consent of the other party, which shall not be unreasonably conditioned, withheld or delayed.

(d)     Notwithstanding anything in this Article V to the contrary, all sales, use, transfer and other similar Taxes, including any stock or asset transfer stamp Tax, arising from the Transactions, shall be borne and paid when due, without limitation, equally by the Buyer and the Seller.  The parties shall cooperate to assure the timely filing of all Tax Returns for such Taxes and the timely payment of such Taxes.

Section 5.3.     Contest Provisions.

(a)     In the event (i) the Seller or its Affiliates or (ii) the Buyer or its Affiliates receives notice of any pending or threatened Tax audit or assessment or other dispute concerning Taxes with respect to which the other party may incur liability under this Article V, the party in receipt of such notice promptly shall notify the other party of such matter in writing, provided that failure of a party to comply with this provision shall not affect any party's right to indemnification hereunder unless (and then only to the extent) such failure materially adversely affects the ability of the party that did not receive notice to challenge such Tax audits or assessments.

(b)     The Seller shall bear all costs of representing and, so long as it does so in good faith and with reasonable diligence, shall have the sole right to represent the interests of the Company in any Tax audit or administrative or court proceeding relating to any Tax for any taxable period ending on or before the Closing Date, and to employ counsel of its choice at the Seller's expense.  The Seller shall fully and promptly inform the Buyer of all significant developments in any such matter, and the Buyer shall have the right (including through counsel of its choosing) to attend all hearings and similar proceedings.  Notwithstanding the foregoing, the Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any material claim regarding Taxes with respect to any Tax Return of the Company that is not prepared on a consolidated, combined or unitary basis that adversely would affect the liability for Taxes of the Buyer or the Company for any period after the Closing Date without the prior written consent of the Buyer, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be necessary to the extent that Seller has fully indemnified the Buyer against the effects of such settlement.

(c)     The Buyer shall bear all costs or representing and shall have the sole right to represent the interests of the Company in any Tax audit or administrative or court proceeding relating to Taxes with respect to taxable periods including (but not ending on) or beginning after the Closing Date and to employ counsel of its choice at its expense; provided, however, that the Buyer shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes that adversely would affect the liability of the Seller for any Tax for any Pre-Closing Tax Period, without the prior consent of the Seller, which consent shall not be unreasonably conditioned, withheld or delayed; provided, however, that such consent shall not be required to the extent that the Buyer has fully indemnified Seller against the effects of such settlement.  The Buyer shall fully and promptly inform the Seller of all significant developments in any such matter, and the Seller shall have the right (including through counsel of its choosing) to attend all hearings and similar proceedings.

Section 5.4.     Assistance and Cooperation.  After the Closing Date, the Seller, on the one hand, and the Buyer, on the other hand, shall (and shall cause their respective Affiliates to): (a) assist the other party in preparing and filing any Tax Return or report that such other party is responsible for preparing and filing in accordance with this Article V or under Applicable Law; (b) cooperate fully in preparing for any audit of, or dispute with taxing authorities regarding, any Tax Return of the Company relating to taxable periods for which the other may have a liability under this Article V;  (c) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company;  (d) provide timely notice to the other in writing of any pending or threatened Tax audit or assessment of the Company for taxable periods for which the other may have a liability under this Article V;  and (e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period described in this Section 5.4.

Section 5.5.     Retention of Records.  After the Closing Date, the Seller and the Buyer will, and the Buyer shall cause the Company to, preserve all information, records or documents relating to liabilities for Taxes of the Company until six months after the expiration of any applicable statute of limitations (including extensions thereof) with respect to the assessment of such Taxes; provided, however, that neither the Seller nor the Buyer shall (and the Buyer shall not cause the Company to) dispose of any of the foregoing items without first offering such items to the other party.

Section 5.6.     Section 338(h)(10) Election.  The Seller and the Buyer agree that the Buyer and the Seller jointly shall make an election under Section 338(h)(10) of the Code with respect to the Buyer's acquisition of the Shares.  Notwithstanding any other provision of this Agreement, the Seller shall pay and indemnify and hold the Buyer and the Company harmless from all Taxes resulting from such election or from the invalidity of such election by reason of (i) the Shares' not meeting the requirements of Section 1504(a)(2) of the Code, (ii) the Seller's not being the owner of all the Shares for federal income tax purposes, or (iii) the Seller's failure to perform any of its covenants or agreements set forth in this Section 5.6.  The Buyer and the Seller shall execute IRS Form 8023 prior to or at Closing.  The Buyer shall retain custody of such form, and all required attachments thereto, and shall file such form with the appropriate office(s) of the IRS.  Promptly after such filing, the Buyer shall provide a photocopy of the form (including all attachments) as filed to the Seller.  The parties acknowledge that an effect of such election will be to cause the Company to be treated as having sold all of its assets in a taxable transaction as of the close of the Closing Date while a member of the Seller's affiliated group. The parties intend for any such election to be effective, if possible, for state (as well as federal) income Tax purposes, and they shall timely execute and file any documents that may be required under any Applicable Law for such election (or any corresponding elections under state Applicable Law) to be effective for state income Tax purposes. Within 120 days after the Closing Date, the Buyer initially shall determine the deemed sales prices of the assets of the Company as a result of the election under Section 338(h)(10) and shall notify the Seller in writing of the prices so determined (the "Buyer's Deemed Sales Price Notice"). The Seller shall be deemed to have accepted such determination unless, within 30 days after the date of delivery of the Buyer's Deemed Sales Price Notice, the Seller notifies the Buyer in writing of (i) each proposed deemed sales price with which the Seller disagrees and (ii) for each such price, the amount that the Seller proposes as the deemed sales price. If the Seller provides such notice to the Buyer, the parties shall apply the principles of Section 1.4(c) hereof to determine the deemed sales prices. The deemed sales prices thereafter shall be adjusted by the parties only if and to the extent necessary to reflect any subsequent final determination of the Purchase Price pursuant to Section 1.4 hereof. Neither the Buyer nor the Seller shall take, nor shall they permit any affiliated Person (including, without limitation, the Company) to take, any position for Tax purposes that is inconsistent with the deemed sales prices as finally determined hereunder; provided, however, that (i) the deemed purchase prices shall differ from the deemed sales prices to the extent necessary to reflect the inclusion in the total deemed purchase price of the Buyer's capitalized acquisition costs in addition to the adjusted Purchase Price and (ii) the amount realized on the deemed sale shall differ from the total deemed sales price to the extent necessary to reflect the Seller's transaction costs that reduce the amount realized.

Section 5.7.    Other Provisions.  Notwithstanding Article VII, the provisions of this Article V alone shall govern all indemnity claims with respect to Tax matters of the Company and the purchase of the Shares pursuant to this Agreement, except for claims for Taxes that are attributable to any breach or inaccuracy of Section 2.15 but not covered by the Seller's indemnity obligations under the preceding Sections of this Article V.  All indemnity payments under this Agreement and any adjustment to any payment of the Purchase Price as described in Section 1.4 shall be treated as an adjustment to the Purchase Price paid for the Shares for tax purposes. Any claim under, or for breach of, this Article V shall survive until sixty days after the expiration of the statute of limitations (including all extensions thereof) applicable to the matter giving rise to such claim and, if timely made, until such claim has been finally resolved. For the avoidance of doubt, the limitations on liability set forth in Article VII shall not apply to any claim under, or for breach of, this Article V.

## ARTICLE VI
## CONDITIONS TO CLOSING

Section 6.1.    Conditions to Obligations of Buyer and Seller.  The respective obligations of the Buyer and the Seller to consummate the Closing shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any one or more of which may, to the extent permitted by Applicable Law, be waived in writing by any party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a)     No Injunction or Prohibition.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or any order thereunder (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Transactions.

(b)     Governmental Approvals.  Any waiting period (and any extension thereof) under the HSR Act and under any other applicable merger control laws applicable to the Transactions shall have expired or shall have been terminated or the required approvals shall have been obtained.  All other consents, approvals, authorizations and actions as shall be required by Applicable Law for the consummation of the Transactions shall have been obtained, and all filings with and notifications to Governmental Authorities required by Applicable Law for the consummation of the Transactions shall have been timely made, or waivers of the foregoing shall have been obtained.

(c)     Third Party Consents.  The Seller shall have received the third party consents and estoppel certificates set forth in Section 6.1(c) of the Disclosure Schedule.

Section 6.2.     Conditions to Obligation of the Seller.  The obligation of the Seller to consummate the Closing shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any one or more of which may be waived in writing by the Seller in its sole discretion:

(a)     Representations, Warranties and Covenants.  The representations and warranties of the Buyer contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be true and correct in all respects (as to representations and warranties qualified or limited by the term "material adverse effect," the word "material" or phrases of like import) and in all material respects (as to representations and warranties not so limited or qualified) when made and at and as of the Effective Time of Closing with the same force and effect as if those representations and warranties had been made at and as of such time, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct would not, individually or in the aggregate, be materially adverse to the Sellers.  The Buyer shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing.  The Seller shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b)     Ancillary Agreements.  The Seller shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto other than the Seller.

Section 6.3.     Conditions to Obligation of the Buyer.  The obligation of the Buyer to consummate the Closing shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a)     Representations, Warranties and Covenants.  The representations and warranties of the Seller contained in this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be true and correct in all respects (as to representations and warranties qualified or limited by the term "material adverse effect," the word "material" or phrases of like import) and in all material respects (as to representations and warranties not so limited or qualified) when made and at and as of the Effective Time of Closing with the same force and effect as if those representations and warranties had been made at and as of such time, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except where the failure to be so true and correct would not, individually or in the aggregate, be materially adverse to the Buyer.  The Seller shall have performed in all material respects all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing.  The Buyer shall have received from the Seller a certificate to the effect set forth in the preceding sentences, signed by a duly authorized officer thereof.

(b)     Union Contracts.  The Company shall have performed all obligations required to be performed by it at or before the Effective Time of Closing under those Contracts identified as "Union Contracts" in Section 2.17(c) of the Disclosure Schedule.

(c)     Release of Liens.  All Liens, other than those identified in Section 9.1(e) of the Disclosure Schedule as Permitted Liens, shall have been released.

(d)     Ancillary Agreements.  The Buyer shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto other than the Buyer.

(e)     Aurora Guarantee.  The Buyer shall have received the Aurora Guarantee.

(f)     Resignations.  The Buyer shall have received letters of resignation from the directors of the Company.


**ARTICLE VII**
**INDEMNIFICATION**


Section 7.1.    Indemnification by the Seller.

(a)     The Seller hereby indemnifies and holds the Buyer, the Company and their respective Affiliates (collectively, the "Indemnified Parties") harmless from and against, and agrees to defend promptly the Indemnified Parties from and reimburse the Indemnified Parties for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind, including, without limitation, reasonable attorneys' fees and other costs and expenses (hereinafter referred to collectively as "Losses"), that any Indemnified Party may at any time suffer or reasonably incur, or become subject to, as a result of or that are attributable to: (i) any breach or inaccuracy of any of the representations and warranties made by the Seller in or pursuant to this Agreement; (ii) any failure of the Seller to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and instruments delivered by the Company or the Seller pursuant to this Agreement; and (iii) those matters listed in Section 7.1(a) of the Disclosure Schedule, except to the extent that such liability is specifically disclosed in the Disclosure Schedule (excluding matters disclosed in Section 7.1(a) of the Disclosure Schedule).  Seller shall not be required to indemnify, hold harmless, defend or reimburse the Indemnified Parties pursuant to Section 7.1(a)(i) hereof in respect of the representations and warranties made by Seller unless such right to indemnification is asserted by an Indemnified Party (whether or not such Losses have actually been incurred) by written notice to Seller setting forth the basis for such claim in reasonably detail within the following time periods:

       (i)     with respect to the representations and warranties set forth in Sections 2.1(a), 2.1(b)(i), 2.1(c), 2.2, 2.4, 2.5, and 2.18 hereof (collectively, the "Fundamental Representations and Warranties"), without time limitation;

       (ii)     with respect to the representations and warranties set forth in Section 2.15 hereof, within 60 days after the expiration of the applicable statute of limitations (including all extensions thereof) for the underlying claim which forms the basis of the Indemnified Party's assertion of such right to indemnification; and

       (iii)     with respect to all other representations and warranties set forth in Article II hereof, within two (2) years after the Closing Date.

The maximum aggregate amount of indemnifiable Losses which may be recovered from the Seller by all Indemnified Parties pursuant to this Section 7.1(a) in respect of the representations and warranties made by Seller shall be an aggregate amount not exceeding $10,000,000 (the "Cap"); provided, however, that the Cap shall not apply with respect to any Losses resulting from or relating to breaches of any of the Fundamental Representations and Warranties and such Losses shall not count towards the satisfaction of the Cap; provided, further, that the aggregate amount of all indemnifiable Losses that may be recovered from the Seller by all Indemnified Parties in satisfaction of claims for indemnification pursuant to this Section 7.1(a) (including with respect to any Losses resulting from breaches of any Fundamental Representations and Warranties and covenants) shall not exceed the Purchase Price. Notwithstanding the foregoing, the Seller shall not be obligated to indemnify the Buyer or any other Indemnified Party with respect to any Loss for which an accrual or reserve relating specifically to the fact or circumstance that caused such Loss was included in the Final Closing Statement (including any such fact or circumstance that the Seller and the Buyer considered for provision and agreed, in writing, should not be accrued for or reserved against on the Final Closing Statement), whether or not such accrual proved adequate.  The Seller shall not be required to indemnify, hold harmless, defend or reimburse any Indemnified Party pursuant to this Section 7.1(a) in respect of the representations and warranties made by the Seller unless and until the amount of all identifiable Losses which may be recovered from the Seller equals or exceeds, in the aggregate, $250,000 (the "Basket"), at which point the Seller will be obligated to indemnify the Indemnified Parties only for Losses in excess of the Basket and, thereafter, the Seller shall indemnify the Indemnified Parties for all additional Losses with respect thereto; provided, however, that the Basket shall not apply with respect to any Losses resulting from or relating to breaches of any of the Fundamental Representations and Warranties.  No party shall have any liability under any provision of this Agreement or otherwise for any punitive, incidental, consequential, special or indirect damages.

(b)     The amounts for which the Seller shall be liable under Section 7.1(a) of this Agreement shall be net of any insurance proceeds received by any Indemnified Party in connection with the facts giving rise to the right of indemnification.

(c)     In the event a claim against any Indemnified Party arises that is covered by the indemnity provisions of Section 7.1(a) of this Agreement, notice shall be given promptly by such Indemnified Party to the Seller; provided, however, that the failure to give notice as required by this Section 7.1(c) shall not result in a waiver of any right to indemnification hereunder except to the extent that the Seller's ability to defend against the event with respect to which indemnification is sought is materially adversely affected by the failure of the Indemnified Party to give such notice promptly.  Provided that the Seller admits in writing to the party seeking indemnification that such claim is covered by the indemnity provisions of Section 7.1(a) hereof, Seller shall have the right to contest and defend by all appropriate legal proceedings such claim and to control all settlements (unless the party seeking indemnification agrees to assume the cost of settlement and to forgo such indemnity) and to select lead counsel to defend any and all such claims at the sole cost and expense of the Seller; provided, however, that the Seller shall not be entitled to assume the defense of any such claim if such claim (i) involves any Governmental Authority, (ii) seeks injunctive relief, (iii) involves a class action, (iv) involves allegations of criminal activities or (v) involves allegations of violations of  The Racketeer Influenced and Corrupt Organizations Act of 1970, as amended ("RICO"), any domestic or foreign federal or state securities laws or regulations or any domestic or foreign federal or state antitrust laws; and provided, further, that Seller may not effect any settlement that could reasonably be expected to result in any cost, expense or liability to, or have any adverse effect upon, any Indemnified Party unless such party consents in writing to such settlement.  The party seeking indemnification may select counsel to participate in any defense, in which event such counsel shall be at the sole cost and expense of such party.  In connection with any such claim, action or proceeding, the parties shall cooperate with each other, including by making commercially reasonable efforts to mitigate or resolve any such claim, action or proceeding, and provide each other with access to relevant books and records in their possession.  Without limiting the generality of the foregoing, the Buyer shall, and shall cause its Subsidiaries to, use reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(d)     An Indemnified Party shall make a claim against the Escrow Amount for the amount of any Losses with respect to which Seller is required to indemnify such Indemnified Party pursuant to this Section 7.1 by notifying Seller of the amount of and grounds for any such claim.  Unless, within 20 Business Days following receipt of such notice, Seller objects to such claim by a writing setting forth the grounds for such objection, such claims shall become effective at the close of business on the 20th Business Day (it being understood that Seller shall have no right to object to any such claim if Seller controlled the defense or settlement of such claim pursuant to Section 7.1(c) hereof).  If Seller timely objects to any claim, the parties will use their commercially reasonable efforts to resolve such objection.  If a final resolution is not obtained within 20 Business Days after the Indemnified Party's receipt of Seller's objections, the Indemnified Party and the Seller will apply to the American Arbitration Association for appointment of an arbitrator and shall accept such appointment.  The arbitrator shall consider the dispute at issue in the City of New York, at a mutually agreed upon time, and shall rule on Seller's objections within 60 days after submission of the matter to him.  Buyer, for itself and the Indemnified Parties, and Seller, agree that the arbitrator's decision shall be conclusive.  The parties agree promptly to submit a joint notice to the Escrow Agent to reflect the arbitrator's decision.  The Indemnified Parties and Seller shall share equally the fees and expenses of any arbitrator appointed under this Section 7.1(d).  On the second anniversary of the Closing Date, Buyer and Seller shall cause the Escrow Agent to release from escrow and remit to Seller the remaining Escrow Amount, less the amount of any Losses for which a claim of indemnification has been made hereunder but not yet resolved.  Thereafter, any remaining portion of the Escrow Amount not released because of pending claims for indemnification shall be promptly released upon resolution of such claims.  Any interest accruing on the Escrow Amount shall constitute part of such Escrow Amount and shall be subject to claims by the Indemnified Parties to satisfy Seller's indemnification obligations hereunder.  Nothing contained herein shall be interpreted to reduce or eliminate Seller's obligation to indemnify the Indemnified Parties pursuant to Section 7.1(a) hereof for amounts in excess of the Escrow Amount.

Section 7.2.    Indemnification by the Buyer.

(a)    The Buyer hereby indemnifies and holds the Seller harmless from and against, and agrees to defend promptly the Seller from and reimburse the Seller for, any and all Losses that the Seller may at any time suffer or reasonably incur, or become subject to, as a result of or that are attributable to:  (i) any breach or inaccuracy of any of the representations and warranties made by the Buyer in or pursuant to this Agreement; (ii) any failure by the Buyer to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and instruments delivered by the Buyer pursuant to this Agreement; and (iii) claims by third parties (including Governmental Authorities) against the Seller relating to the operation and ownership of the Company by the Buyer from and after the Effective Time of Closing.  Notwithstanding the foregoing, the Buyer shall not be required to indemnify, hold harmless, defend or reimburse the Seller pursuant to Section 7.2(a) hereof unless and until the amount of all Losses for which indemnification is sought with respect thereto shall exceed, in the aggregate, $250,000, at which point the Buyer will be obligated to indemnify the Seller only for Losses in excess of such aggregate basket and, thereafter, the Buyer shall indemnify the Seller for all additional Losses with respect thereto.

(b)    The amounts for which the Buyer shall be liable under Section 7.2(a) of this Agreement shall be net of any insurance proceeds received by the Seller in connection with the facts giving rise to the right of indemnification.

(c)    In the event a claim against the Seller arises that is covered by the indemnity provisions of Section 7.2(a) of this Agreement, notice shall be given promptly by the Seller to the Buyer; provided, however, that the failure to give notice as required by this Section 7.2(c) shall not result in a waiver of any right to indemnification hereunder except to the extent that the Buyer's ability to defend against the event with respect to which indemnification is sought is materially adversely affected by the failure of the Seller to give such notice promptly. Provided that the Buyer admits in writing to the Seller that such claim is covered by the indemnity provisions of Section 7.2(a), the Buyer shall have the right to contest and defend by all appropriate legal proceedings such claim and to control all settlements (unless the Seller agrees to assume the cost of settlement and to forgo such indemnity) and to select lead counsel to defend any and all such claims at the sole cost and expense of the Buyer; provided, however, that Buyer shall not be entitled to assume the defense of any such claim if such claim (i) involves any Governmental Authority, (ii) seeks injunctive relief, (iii) involves a class action, (iv) involves allegations of criminal activities or (v) involves allegations of violations of RICO, any domestic or foreign federal or state securities laws or regulations or any domestic or foreign federal or state antitrust laws; and provided, further, that the Buyer may not effect any settlement that could reasonably result in any cost, expense or liability to, or have any adverse effect upon, the Seller unless the Seller consents in writing to such settlement.  The Seller may select counsel to participate in any defense, in which event Seller's counsel shall be at the sole cost and expense of the Seller.  In connection with any such claim, action or proceeding, the parties shall cooperate with each other, including by making commercially reasonable efforts to mitigate or resolve any such claim, action or proceeding, and provide each other with access to relevant books and records in their possession.  Without limiting the generality of the foregoing, the Seller shall use reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as the Seller would if such Loss were not subject to indemnification hereunder.

      Section 7.3.    Indemnity Amounts to be Computed on After-Tax Basis.  The amount of any indemnification payable under any of the provisions of this Agreement shall be (i) reduced by any federal, state or local income Tax benefit actually realized by the indemnified party (or any of its Affiliates) by reason of the facts and circumstances giving rise to the indemnification, and (ii) increased by the amount of any federal, state or local income Tax actually incurred by the indemnified party (or any of its Affiliates) as a result of the accrual or receipt of the indemnification payment (including any amount payable pursuant to this clause (ii)).  For purposes of this Section, the amount of any state or local income Tax benefit or Tax cost shall take into account the federal income Tax effect of such benefit or cost.  In addition, in the case of a Tax benefit or Tax cost that is referred to in this Section 7.3 but actually realized or incurred after the payment of (and therefore not taken into account in determining the amount of) an indemnification payment, then (i) the indemnified party shall promptly notify the indemnifying party of the realization of such Tax benefit or the incurrence of such Tax cost, shall provide documentation in reasonable detail supporting such notice, and shall cooperate with the indemnifying party as reasonably requested with respect to verifying such notice and documentation, and (ii) (A) the indemnified party shall pay to the indemnifying party an amount equal to such Tax benefit so realized, reduced (but not below zero) by the amount of such Tax cost (if any) so incurred, by the indemnified party (or any Affiliate), up to an amount (in the aggregate) not in excess of the indemnification payments (in the aggregate) paid by the indemnifying party, or (B) if the amount of such Tax cost so incurred exceeds the amount (if any) of such Tax benefit so realized, the indemnifying party shall pay to the indemnified party an amount equal to such excess, subject to being increased pursuant to the principle of clause (ii) of the first sentence of this Section 7.3.

      Section 7.4.    Tax Matters.  The rights and obligations of the parties with respect to indemnification for any and all Tax matters, excluding claims for Taxes that are attributable to any breach or inaccuracy of Section 2.15 but not covered by the Seller's indemnity obligations under Article V, shall be governed exclusively by Article V.

Section 7.5.   Assignment of Claims.  If any Indemnified Party receives any payment from the Seller in respect of any Losses pursuant to Section 7.1 and the Indemnified Party could have recovered all or a part of such Losses from a third party (a "Potential Contributor") based on the underlying claim asserted against the Seller, the Indemnified Party shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Seller to recover from the Potential Contributor the amount of such payment.  If any such assignment would afford the Potential Contributor any defense to the payment of the same, such assignment shall not take place and the Indemnified Party will, at the Seller's direction and expense, take all reasonable actions to seek to recover such claim from such Potential Contributor.  Any payment received in respect of such claim against the Potential Contributor (whether by the Seller or the relevant Buyer Indemnified Party as provided in the immediately preceding sentence) shall be distributed, (i) first, to the Indemnified Party in the amount of any deductible or similar amount required to be paid by the Indemnified Party prior to the Seller being required to make any payment to the Indemnified Party plus, in the case of any claim by an Indemnified Party as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (ii) second, to the Seller in an amount equal to the aggregate payments made by the Seller to the Indemnified Party, in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim and (iii) the balance, if any, to the Indemnified Party.

Section 7.6.   Exclusivity.  Except as specifically set forth in this Agreement, effective as of the Closing, in the absence of fraud or willful misconduct on the part of the Seller or any of its Representatives in connection with the negotiation, execution or delivery of this Agreement or any of the Ancillary Agreements or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or the consummation of the Transactions (to the extent determined by a final judgment by a court of competent jurisdiction), the Buyer (on behalf of itself and its Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives and their respective successors and assigns) waives any rights and claims it, the Company or any of their respective Affiliates, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives may have against the Seller and its Subsidiaries and their respective directors, officers, employees, Affiliates, controlling persons or Representatives, whether in law or in equity, relating to the Company or the conduct of its business prior to the Closing or the negotiation, execution or delivery of this Agreement or any of the Ancillary Agreements or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or the consummation of the Transactions.  The rights and claims waived by the Buyer (on behalf of itself and its Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives and their respective successors and assigns) include, without limitation, claims for contribution or other rights of recovery relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty.  After the Closing, subject to the foregoing, this Article VII will provide the exclusive remedy of the Buyer and its Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives and their respective successors and assigns for any breach of any representation or warranty or other claim arising out of this Agreement or any of the Ancillary Agreements or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or the consummation of the Transactions.

Section 7.7.    Disclaimer of Implied Warranties.  It is the explicit intent and understanding of each party hereto that no party hereto or any of such party's directors, officers, employees, Affiliates, controlling persons or Representatives is making any representations or warranty whatsoever, oral or written, express or implied, other than those set forth in this Agreement and the Ancillary Agreements, and neither party hereto is relying on any statement, representation or warranty, oral or written, express or implied, made by the other party hereto or such other party's directors, officers, employees, Affiliates, controlling persons or Representatives, except for the representations and warranties set forth in this Agreement and the Ancillary Agreements.  In connection with the Buyer's investigation of the Company, the Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information for such fiscal year and succeeding fiscal years.  The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer is familiar with such uncertainties and that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).  No representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts) or with respect to any offering memorandum, brochure or other publication other document or information provided to the Buyer or any of its Representatives in connection with the sale of the Shares is being made by the Seller or any of its directors, officers, employees, Affiliates, controlling persons or Representatives.

EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY), AND IT IS UNDERSTOOD THAT EXCEPT AS EXPRESSLY SET FORTH HEREIN THE BUYER TAKES THE SHARES "AS IS" AND "WHERE IS."

## ARTICLE VIII
## TERMINATION

Section 8.1.    Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of the Buyer and the Seller;

(b)    by the Seller, if the Buyer breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2, (ii) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by the Seller;

(c)     by the Buyer, if the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3, (ii) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (iii) has not been waived by the Buyer;

(d)     by the Seller, if any of the conditions set forth in Section 6.1 or Section 6.2 shall have become incapable of fulfillment prior to October 3, 2005 (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available if the failure of the Seller to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date; and provided, further, that if Seller terminates this Agreement in connection with a failure to fulfill the conditions set forth in Section 6.1(c) hereof, Seller shall be responsible for, and shall upon request reimburse Buyer for, all the Buyer's reasonable out-of-pocket costs and expenses related to the Transactions incurred up to and including the date of such termination including, without limitation, reasonable attorneys' fees and other legal costs and expenses, up to a maximum reimbursement amount of $750,000 (it being understood that Buyer shall not be entitled to reimbursement of its costs and expenses pursuant to this proviso if (i) the failed condition relates to a Lease and (ii) the applicable landlord requested, as a condition to its consent or delivery of an estoppel certificate, that the Buyer provide a commercially reasonable guaranty of the Company's obligations under such Lease relating to post-Closing periods and (iii) the Buyer declined to provide such guaranty);

(e)     by the Buyer, if any of the conditions set forth in Section 6.1 or Section 6.3 shall have become incapable of fulfillment prior to the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available if the failure of the Buyer to fulfill any obligation under this Agreement shall have been the cause of the failure of such condition to be satisfied on or prior to such date;

(f)     by either the Seller or the Buyer if the Closing shall not have occurred by the Termination Date; provided, however, that the right to terminate this Agreement under this Section 8.1(f) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date; or

(g)     by either the Seller or the Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party so requesting termination shall have complied with Section 4.9.

The party seeking to terminate this Agreement pursuant to this Section 8.1 (other than Section 8.1(a)) shall give prompt written notice of such termination to the other party.

Section 8.2.    Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Sections 2.18 and 3.5 (relating to broker's fees and finder's fees), Section 4.5 (relating to public announcements), Section 4.9 (relating to confidentiality), Section 4.13 and Section 8.1(d) (relating to payment of Buyer's costs and expenses upon termination), Section 10.1 (relating to fees and expenses), Section 10.4 (relating to notices), Section 10.7 (relating to third-party beneficiaries), Section 10.8 (relating to governing law), and this Section 8.2 and (b) that nothing herein shall relieve any party from liability for any breach of this Agreement or any agreement made as of the date hereof or subsequent thereto pursuant to this Agreement.  If this Agreement is terminated as provided herein, each party will redeliver all documents, work product, work papers and other material of the other party relating to the Transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

**ARTICLE IX**
**DEFINITIONS**

Section 9.1.    Certain Defined Terms.  For purposes of this Agreement:

"Accounts" means all accounts receivable, notes receivable and associated rights owned by the Company.

"Action" means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

"Affiliate" means with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

"Ancillary Agreements" means all agreements, documents and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, documents or instruments entered into at or prior to Closing in connection with this Agreement or the Transactions, including, without limitation, the Transition Services Agreement substantially in the form attached hereto as Exhibit 9.1(a).

"Applicable Law" means, with respect to any Person, any domestic or foreign federal, state, provincial or local statute, law, ordinance, policy, rule, administrative interpretation, regulation, code, executive or other order, injunction, directive, judgment, decree or other requirement of any Governmental Authority (including any Environmental Law) applicable to such Person or any of its properties.

"Assets" means all of the assets of the Company, including, without limitation, the Accounts, Bank Accounts, Books and Records, Contracts, Equipment, Intellectual Property, Inventory and Real Property.

"Aurora Guarantee" means that certain Guaranty made, jointly and severely, by Aurora Capital Partners L.P. and Aurora Overseas Capital Partners L.P. in favor of Buyer substantially in the form attached hereto as Exhibit 9.1(b).

"Bank Accounts" means the checking accounts, savings accounts, custodial accounts, certificates of deposit, safe deposits boxes and other bank accounts maintained by the Company, all of such Bank Accounts being listed in Section 9.1(a) of the Disclosure Schedule.

"Baseline Working Capital" means $6,100,000.

"Books and Records" means original or true and complete copies of all the books, records, ledgers, files, data and information of the Company (including without limitation, customer and supplier lists, personnel records, plans, architectural plans, drawings and specifications, creative materials, financial and accounting records, advertising materials, promotional materials, purchase orders and invoices, sales orders and sales order log books, credit and collection records, correspondence and miscellaneous records with respect to customers and supply sources and all other general correspondence).

"Business Day" means any day that is not a Saturday, a Sunday or other day on which commercial banks are required or authorized by Applicable Law to be closed in Los Angeles, California.

"Closing Date Cash Balance" means the sum of all cash and cash equivalents as defined by GAAP held by the Company as of the Effective Time of Closing (which, for the avoidance of doubt, shall not take into account any of the transfers made at Closing in connection with the Henfling Payment pursuant to Section 1.3(e)).

"Closing Date Dischargeable Indebtedness" means the aggregate amount, as of the Closing Date, of the principal of, any accrued but unpaid interest on, and any prepayment penalties associated with, all Indebtedness of the Company to the extent such Indebtedness is for borrowed money, which Closing Date Dischargeable Indebtedness is required to be discharged at the Closing by the Seller in accordance with Section 1.3(d).

"Closing Date Working Capital" means, as of the Effective Time of Closing, the book value of the Company's current assets (other than the Closing Date Cash Balance and any Income Tax Accrual), minus the book value of the Company's current liabilities (other than the Closing Date Dischargeable Indebtedness and any Income Tax Accrual), each determined in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet, subject to such differences in accounting principles, policies and procedures as are set forth in Section 9.1(b) of the Disclosure Schedule; provided, however, that no purchase accounting adjustment in respect of the Transactions shall be made.

"Code" means the Internal Revenue Code of 1986, as amended through the date hereof and the regulations promulgated thereunder.

"Contract" means any contract, agreement, arrangement, lease (including, without limitation, each Real Property Lease), license, relationship, commitment or understanding, whether written or oral and whether express or implied to which the Company is a party or by which it is bound.

"control," including the terms "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

"DGCL" means the Delaware General Corporation Law as in effect on the Closing Date.

"Disclosure Schedule" means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Buyer in connection with this Agreement.

"Encumbrance" means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"Environmental Law" means any Applicable Law in effect prior to or on the Closing Date that requires or relates to:

(a)  advising appropriate authorities, employees, or the public of intended, actual or threatened releases of Hazardous Substances, violations of discharge limits or other prohibitions, and of the commencement of activities, such as resource extraction or construction, that could have a significant impact on the environment;

(b)  preventing or reducing to acceptable levels the release of pollutants or Hazardous Substances into the environment;

(c)  reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d)  assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the environment when used or disposed of;

(e)  protecting resources, species, or ecological amenities;

(f)  reducing to acceptable levels the risks inherent in the transportation of Hazardous Substances, pollutants, oil, or other potentially harmful substances;

(g)  cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(h)  making responsible parties pay private parties, or groups of them, for damages done to their health or the environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

"Equipment" means all machinery, vehicles, equipment, furniture, fixtures, furnishings, parts, tools, engineering and other items of tangible personal property owned or leased by the Company.

"ERISA Affiliate" means each trade or business, whether or not incorporated, which together with the Seller is treated as a single employer under Section 414 of the Code.

"Escrow Agent" means Wachovia Bank, National Association.

"Escrow Amount" means an amount equal to $1,500,000.

"GAAP" means United States generally accepted accounting principles as in effect on the date hereof.

"Governmental Authority" means any United States or non-United States federal, national, supranational, state, territorial, provincial, local or similar government, governmental authority, regulatory or administrative authority, agency, commission or other instrumentality, court, tribunal or judicial body (including any grand jury or its equivalent).

"Hazardous Substance" means (a) any material regulated as a "hazardous waste" or "hazardous substance" under Applicable Law or (b) petroleum fuels, substances, or products, including petroleum derived fuels, substances or products.

"Income Tax Accrual" means the amount of federal, state, local, and foreign Taxes imposed on or measured, in part or in whole, by income of the Company that are attributable to the conduct of business of the Company through the Effective Time of Closing, as determined on a consolidated basis in accordance with GAAP.

"Indebtedness" means, with respect to any Person at any time of determination, without duplication, (a) all indebtedness of such Person (including, without limitation, all obligations for principal, interest, penalties, fees, expenses, breakage costs and bank overdrafts thereunder), whether or not contingent, for borrowed money, (b) all obligations (contingent or otherwise) of such Person for the deferred purchase price of assets, property or services other than trade payables incurred in the ordinary course of business, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been, in accordance with GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (g) any commitment by which such Person assures a creditor against loss (including, without limitation, any reimbursement obligations with respect to letters of credit), (i) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (h) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, in each case together with all accrued interest and accrued fees thereon.

"Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (e) all computer software (including data and related documentation), (f) all other proprietary rights, (g) all rights as a licensee or authorized user of the intellectual property of any third party, and (h) all copies and tangible embodiments thereof (in whatever form or medium) used in the business of the Company, including, without limitation, the Intellectual Property listed in Sections 2.14(a) and 2.14(b) of the Disclosure Schedule.  Sections 2.14(a) and 2.14(b) of the Disclosure Schedule set forth separately (x) all Intellectual Property of which the Company is the exclusive owner, identifying the subject matter, any related registration and the owner, (y) all Intellectual Property which the Company uses pursuant to license or other authorization of a third party, listing the subject matter, any ancillary registration, and the source of authorization and (z) all Intellectual Property that the Company owns jointly with a third party.

"Inventory" means all inventories of raw materials, stores, supplies, work in progress, semi-finished goods and finished goods owned by the Company.

"IRS" means the Internal Revenue Service of the United States.

"Knowledge," with respect to the Seller, means the actual knowledge, after due inquiry, of any person listed in Section 9.1(c) of the Disclosure Schedule ("Key Management").

"Leased Real Property" means the real property leased by the Company, in each case, as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment owned by the Company attached or appurtenant thereto and all easements, rights and appurtenances relating to the foregoing.

"Liens" means any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges or security interests.

"Material Adverse Effect" means any event, change, circumstance, effect or state of facts that is, or is reasonably likely in the future to be, materially adverse to (a) the business, operations, properties, assets (including intangible assets), financial condition, results of operations or liabilities (including contingent liabilities) of the Company or (b) the ability of the Seller to perform its obligations under this Agreement or the Ancillary Agreements or to consummate the Transactions, including as a consequence of any material impediment, interference or delay; provided, however, that "Material Adverse Effect" shall not include the effect of any circumstance, change, development or event arising out of or attributable to (i) the markets in which the Company operates generally, (ii) general economic or political conditions (including those affecting the securities markets) or (iii) the public announcement of this Agreement or of the consummation of the Transactions.

"Owned Real Property" means the real property owned by the Company, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems and equipment owned by the Company attached or appurtenant thereto and all easements, rights and appurtenances relating to the foregoing.

"Permitted Encumbrance" means (a) Encumbrances disclosed in Section 9.1(d) of the Disclosure Schedule, (b) Encumbrances disclosed in the Financial Statements or the Interim Financial Statements or securing liabilities reflected in any of the foregoing, (c) statutory liens for current Taxes not yet due or delinquent, (d) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company for a period greater than 60 days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers' compensation, unemployment insurance or other social security legislation), (e) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (f) all exceptions, restrictions, easements, charges, rights-of-way and other Encumbrances set forth in any permits, licenses, governmental authorizations, registrations or approvals, or other state, local or municipal franchise applicable to the Company or any of its properties, and (g) all matters of record.

"Permitted Liens" means those Liens that are specifically listed in Section 9.1(e) of the Disclosure Schedule.

"Person" means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

"Post-Closing Tax Period" shall mean any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

"Pre-Closing Tax Period" shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

"Straddle Period" shall mean any Tax period beginning before and ending after the Closing Date.

"Subsidiary" or "Subsidiaries" of any Person means any other Person controlled by such Person, directly or indirectly, through one or more intermediaries.

"Tax" or "Taxes" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment-related, excise, goods and services, harmonized sales, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, unclaimed property or escheat, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Transactions" means the transactions contemplated hereby and by the Ancillary Agreements.

"U.S. Dollars" and "$" mean the lawful currency of the United States of America.

"Working Capital" means, as of the applicable date, the book value of the Company's current assets (other than cash and cash equivalents as defined by GAAP and any income tax accrual), minus the book value of the Company's current liabilities (other than the current portion of debt for money borrowed and any income tax accrual), each determined in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet, subject to such differences in accounting principles, policies and procedures as are set forth in Section 9.1(b) of the Disclosure Schedule.

## ARTICLE X
## GENERAL PROVISIONS

Section 10.1.  Fees and Expenses.  Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the Transactions shall be paid by the party incurring such fees or expenses.  The Seller shall pay the fees and expenses of the Company incurred prior to the Closing or such fees and expenses shall be accrued as current liabilities in the determination of Closing Date Working

Capital.  In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.

Section 10.2.  Amendment and Modification.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

Section 10.3.  Waiver.  Except to the extent specifically set forth herein, no failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.  Any agreement on the part of either party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4.  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

> (a)     if to the Seller, to:
>
> Impaxx, Inc.
> 3950 Paramount Blvd.
> Suite 100
> Lakewood, California  90712
> Attention:  Kenneth H. Phillips
> Facsimile:  (562) 497-4444
> email:  phillips@impaxx.com
>
> with copies (which shall not constitute notice) to:
>
> Gibson, Dunn & Crutcher LLP
> 333 S. Grand Ave
> Los Angeles, California  90071
> Attention:  Bruce D. Meyer
> Facsimile:  (213) 229-6979
> email:  bmeyer@gibsondunn.com

Aurora Capital Group
10877 Wilshire Boulevard, Suite 2100
Los Angeles, California 90049
Facsimile: (310) 277-5591
Attention: Richard K. Roeder
email: richardr@auroracap.com

(b)     if to the Buyer, to:

Chesapeake Corporation
James Center II
1021 E. Cary St., Box 2350
Richmond, Virginia 23218-2350
Attention: J.P. Causey Jr., Esq.
                    Executive Vice President,
                    Secretary & General Counsel
Facsimile: (804) 697-1192

with a copy (which shall not constitute notice) to:

Gary E. Thompson
Hunton & Williams LLP
Riverfront Plaza - East Tower
951 East Byrd Street
Richmond, Virginia 23219-4074
Facsimile: (804) 788-8218

Section 10.5.  Interpretation.  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word "including" and words of similar import when used in this Agreement will mean "including, without limitation", unless otherwise specified. The inclusion of any information in any part of the Disclosure Schedule shall not be deemed to be an admission or acknowledgement by the Seller, in and of itself, that such information is material to or outside the ordinary course of the business of the Company.

Section 10.6.  Entire Agreement.  This Agreement and the Ancillary Agreements, Exhibits, Disclosure Schedule and other agreements and instruments delivered in connection herewith constitute the entire agreement, and supersede all prior written agreements (except for the Confidentiality Agreement as provided for in Section 4.9), arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter of this

Agreement. Other than as specifically set forth herein, no representations or warranties as to the Company or otherwise have been made to the Buyer by the Seller or any of its Representatives. Notwithstanding any oral agreement of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into this Agreement or complete the Transactions unless and until this Agreement shall have been signed by each of the parties.

Section 10.7.  No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit only of each party and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 4.7 and in Article VII.

Section 10.8.  Governing Law.

(a)  This Agreement and all disputes or controversies arising out of or relating to this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b)  Any action to enforce or that arises out of or in any way relates to any of the provisions of this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions, shall be brought and prosecuted exclusively in a Federal or state court sitting in the State of Delaware; and the parties hereto hereby consent to the jurisdiction of any said court and to the service of process by registered mail, return receipt requested, or by any other manner provided by the rules of any such court.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, that (x) the suit, action or proceeding in any such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement or any Ancillary Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(c)  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING PURSUANT TO SECTION 10.8(b).

Section 10.9. <u>Assignment; Successors</u>.  Neither this Agreement nor any Ancillary Agreement nor any of the rights, interests or obligations under this Agreement or any Ancillary Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; <u>provided</u>, <u>however</u>, that the Buyer may assign this Agreement to any Affiliate of the Buyer without the prior consent of the Seller; <u>provided</u>, <u>however</u>, that the Seller may assign any of its rights under this Agreement, including the right to receive the Purchase Price, to one or more Affiliates of the Seller without the consent of the Buyer; and <u>provided</u>, <u>further</u>, that no assignment shall limit the assignor's obligations hereunder.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.10. <u>Enforcement</u>.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the parties shall be entitled to specific performance of the terms hereof and thereof, including an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Agreement and to enforce specifically the terms and provisions of this Agreement and any Ancillary Agreement in any court referred to in <u>Section 10.8</u>, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.11. <u>Currency</u>.  All references to "dollars" or "$" or "US$" in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and, unless otherwise expressly stated, each Ancillary Agreement.  United States dollars are the sole currency of account and payment for all sums payable by any party under or in connection with this Agreement or any Ancillary Agreement.  Where any amounts are stated to be in United States dollars, such amounts shall include the equivalent amount in any other currency, in each case as set forth in *The Wall Street Journal Eastern Edition* on the day that any such calculation is required to be made.

Section 10.12. <u>Severability</u>.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.13. <u>Counterparts</u>.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.14. <u>Facsimile Signature</u>.  This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 10.15. <u>Time of Essence</u>.  Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.16. <u>Headings</u>.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.17. <u>Legal Representation</u>.

(a)     In any dispute or proceeding arising under or in connection with this Agreement or any Ancillary Agreement or any of the Transactions including, without limitation, under Article VII of this Agreement, the Seller and the Seller Indemnified Parties shall have the right, at their election, to retain the firm of Gibson, Dunn & Crutcher LLP to represent them in such matter and the Buyer (on behalf of itself and it Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives and their respective successors and assigns) hereby irrevocably waives and consents to any such representation in any such matter, except in any such case to the extent that a conflict arises under ethical standards applicable to the firm of Gibson, Dunn & Crutcher LLP by reason of any representation of the Buyer or of any of its Affiliates (including the Company) after the Closing.

(b)     The Buyer (on behalf of itself and its Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, controlling persons and Representatives and their respective successors and assigns) hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, the Seller and/or the Company (and their respective directors, officers, employees, Affiliates, controlling persons and Representatives) and, on the other hand, their counsel, including without limitation Gibson, Dunn & Crutcher LLP, that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any Ancillary Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or in connection with the Closing of the Transactions, shall be deemed privileged communications as to which such privilege may only be waived by the Seller, and neither the Buyer, nor any Person purporting to act on behalf of or through the Buyer, will seek to obtain any such privileged communications by any process.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Seller and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IMPAXX, INC.


By:   /s/ Kenneth H. Phillips
      Name: Kenneth H. Phillips
      Title: CEO

CHESAPEAKE CORPORATION


By:   /s/ Andrew J. Kohut
      Name: Andrew J. Kohut
      Title: President